07020936

Bone Medical

23 January 2007

82-34895

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

Dear Sir/Madam

SUPPL

BONE MEDICAL LTD – ADR FILING SEC FILE NUMBER 82-34895

In accordance with the SEC's ADR program, please find below a table of all our recent announcements together with the attachments.

Date	Announcement Title	Annexure
18 January 2007	Ethics Approval for Calcitonin Trial	1
8 January 2007	Initial Director's Interest Notice	2
18 December 2006	Director Appointment	3
4 December 2006	Initial Director's Interest Notice	4
23 November 2006	Results of AGM	5
23 November 2006	Investor Presentation	6
21 November 2006	Change in substantial holding	7
16 November 2006	New Director Appointed	8
7 November 2006	AGM Notice of meeting	9
31 October 2006	Positive Results in Rheumatoid Arthritis Treatment	10
30 October 2006	Commitments Test Entity - First Quarter Report	11
27 October 2006	2006 Annual Report	12
25 October 2006	Notice of Annual General Meeting	13
9 October 2006	Appendix 3B/Section 708A Notice	14
29 September 2006	Annual Report	12
25 September 2006	Raises $1.8 Million Through Private Placement	16
13 September 2006	Preliminary Final Report	17
31 July 2006	Commitments Test Entity - Fourth Quarter Report	18
5th May 2006	Fundraising Appointment	19
28 April 2006	Commitments Test Entity - Third Quarter Report	20
19 April 2006	Synovo Collaborative	21
11 April 2006	Board Composition & App3Z	22

If you have any queries do not hesitate to contact me on:

Bone Medical Limited
1 Sarich Way, Technology Park, Bentley 6102 Western Australia

Office line: +61 8 9486 164

Mobile: +61 417 717 480

Email: gabriel@laurus.net.au

Yours sincerely

Gabriel Chiappini

Company Secretary

Bone Medical

ASX/MEDIA RELEASE

16th January 2007

ETHICS APPROVAL FOR CALCITONIN TRIAL

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") announced today that it has received Ethics Committee approval for its forthcoming Phase 2 calcitonin clinical trial, utilising Bone's novel oral peptide delivery system, via capsule, for the treatment of osteoporosis, using salmon calcitonin.

The trial is expected to commence in the first quarter 2007 and is designed to compare oral calcitonin with nasal spray (demonstrate bioequivalence). Thirty five (35) healthy post menopausal women will be recruited.

Salmon calcitonin is an approved drug with a twenty year plus safety profile and is currently being administered via injection or nasal spray. The world market is estimated at US$700 million.

Bone's Executive Chairman, Paul Hopper, said from San Diego today "this recent positive news from the QPharm's Ethics Committee is another important step in advancing Bone's lead drug candidate, Capsitonin™, through human clinical trials with a view to accelerated approval, on the basis of the FDA's 505(b)2 pathway, for products with an established safety track record and profile."

The trial will be conducted in Brisbane Australia at QPharm and will be managed by the leading CRO, Clinical Network Services (CNS) which will be responsible for administration, management and data collection.

The trial is expected to be completed by 2nd Quarter 2007.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

Bone Medical

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

Bone Medical

ASX/MEDIA RELEASE

8 January 2007

APPENDIX 3X

Bone Medical Limited (ASX: BNE) ("Bone Medical") Please find attached Appendix 3X in relation to the appointment of Mr Gabriel Chiappini.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Bone Medical Limited**
ABN	**070 009 109 755**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gabriel Chiappini
Date of appointment	18 December 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000 fully paid ordinary shares 2,000 options expiring 28 April 2007, exercise price $0.40

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Laurus Corporate Services Unit Trust, Director and shareholder	2,000 fully paid ordinary shares 2,000 options expiring 28 April 2007, exercise price $0.40

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

Bone Medical

ASX/MEDIA RELEASE

18th December 2006

NEW DIRECTOR APPOINTED

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") is pleased to announce the appointment of Mr Gabriel Chiappini to the board of Bone Medical.

Mr Gabriel Chiappini is a non-executive director based in Perth, Australia. Mr Chiappini has worked in Chief Financial Officer and Company Secretarial roles in both local and international environments and also holds the position of Company Secretary with several ASX listed and unlisted companies. Mr Chiappini has experience in diverse and varied industry sectors including the following, Investment Banking (UK), Property Development & Investment (UK), Telecommunications (Australia) and Biotechnology (Australia).

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Bone Medical

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

Bone Medical

ASX/MEDIA RELEASE

4 December 2006

APPENDIX 3X

Bone Medical Limited (ASX: BNE) ("Bone Medical") Please find attached Appendix 3X in relation to the appointment of Mr Troels Jordansen.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Bone Medical Limited**
ABN	**070 009 109 755**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Troels Jordansen
Date of appointment	16 November 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NA	NA

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.

Bone Medical

ASX/MEDIA RELEASE

23 November 2006

RESULTS OF AGM

Bone Medical Limited (ASX: BNE) ("Bone Medical") The Annual General Meeting for Bone Medical was held today at 3pm at Seminar Room 4, 1 Brodie Hall Drive, Bentley, WA. Resolutions 1 to 5 contained in the Notice of General Meeting dated 18 October 2006 were approved at the meeting of Shareholders held today by a show of hands.

Proxy votes exercisable by all proxies validly appointed were as follows:

RESOLUTION	FOR	AGAINST	PROXY DISCRETION	ABSTAIN
1	56,502,182	-	117,333	8,000
2	56,510,182	-	117,333	-
3	56,328,220	181,962	117,333	-
4	56,510,182	-	117,333	-
5	44,574,607	-	117,333	11,935,575

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Bone Medical

ASX/MEDIA RELEASE

23 November 2006

AGM CHAIRMAN'S PRESENTATION

Bone Medical Limited (ASX: BNE) ("Bone Medical") Please find attached the AGM presentation to be presented at today's Shareholder's Meeting by Dr Paul Hopper.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Bone Medical

Advancing "oral" treatments for bone & joint diseases especially for osteoporosis and arthritis

Paul Hopper
Executive Chairman

AGM Nov 2006

Bone Medical

Safe Harbour Statement

This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of Bone Medical Limited's future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include but are not limited to, development and commercialisation of the Company's product portfolio; development or acquisition of additional products; and other risks and uncertainties. Bone Medical Limited undertakes no duty to update any of these forward-looking statements to confirm them to actual results.

Bone Medical

Corporate Overview

- Founded December 2002 - listed on Australian Stock Exchange
- Novel, proprietary oral drug delivery technology for musculoskeletal disease
- Phase I / 2a clinical trial for oral calcitonin- Capsitonin™- completed
- Phase I clinical study for oral parathyroid hormone- Perthoxal™ completed
- Listed Public August 2004
  - Ticker: (ASX:BNE) (ADR:BMEDY.PK)
  - Office: Bentley, WA, Australia 6102
  - Shares Outstanding: 70,894,433 (Ordinary); 9,999,204 (Preferred C); 7,264,041 (Options)
  - Market Cap (Nov 2006): A$15 million
- Over A$5.5 million spent to date developing two core compounds
- Approximately A$1.0 million cash on-hand

Year in Review

- ✓ Two capital raisings - $1.6m Nov 2005 & $1.8m Nov 2006;
- ✓ Pre-IND meeting held with FDA for Capsitonin;
- ✓ Study protocol for Capsitonin currently before Qld Ethics Committee to commence Phase 2a trial early 2007;
- ✓ Study protocol for PTH currently before Brazilian Ethics Committee to commence second Phase 1 trial early 2007;
- ✓ Research report by CCZ;
- ✓ Commenced pre-clinical animal studies on promising TNF down-regulator for rheumatoid arthritis;
- ✓ Strengthened Board & management;
- ✓ Receipt of Australian Govt grants totaling A$541 thousand
- ✓ Growing focus on UK & Europe;

Market Opportunity

- **Osteoporosis - Salmon Calcitonin & Parathyroid Hormone**
  - Approximately 200 million women worldwide
  - Incidence is expected to "double" in the next 50 years
  - Estimated US$40 billion spent to treat disease in North America and in Europe
- **Osteoarthritis - Salmon Calcitonin & TNF**
  - Over 20 million people in the U.S. alone
  - Most common form of arthritis, approximately 5-10% of population will develop
- **Treatments**
  - Calcitonin (sCT): US$700 million
    - Injectible and Nasal forms only (<u>no oral form available</u>)
  - Parathyroid Hormone (PTH): US$560 million
    - Injectible form only (<u>no oral form available</u>)

Sources: International Osteoporosis Foundation, CDC, Mayo Clinic, NIAMS, National Center for Chronic Disease Prevention and Health Promotion

BNE'S Advantage





Proprietary oral drug delivery technology

Enteric coating to protect against stomach acids



Capsule Contents:
Drug, stabilizer, solubilizer,
(GRAS pharmaceutical excipients)


Capsule contents
Improved transcellular absorption
Surface of intestine

- Formulated as a dry powder in an enteric coated capsule – simple and cheap to manufacture
- Capsule protects therapeutic peptides (sCT and PTH) from gastric degradation
- Capsule contents released in the jejunum in an area with neutral pH
- Technology utilizes existing approved substances – no NCE involvement
- Opportunity for rapid 505(b)(2) NDA submission

Lead Compound

Capsitonin™ *Oral Capsule*
(synthetic salmon calcitonin peptide)

Synthetic peptide of salmon calcitonin


Gly
Pro
Leu
Cys
Cys
Asn
Leu
Ser
Thr
N
H
H

Calcitonin

"Calcitonin has been used safely as a treatment for osteoporosis for over 30 years!"

- Mechanism of Action:
  - Calcitonin aids in the maintenance of bone structure by interfering with osteoclast activity.
- Current Route of Administration
  - Nasal spray or injectible
- Use/Indication:
  - Osteoporosis, Osteoarthritis
- Side Effects:
  - Mild joint ache, headache

FDA- Capsitonin Meeting

- Pre-IND Meeting held December 2005
- Focus on Capsitonin as treatment for osteoporosis
- Bioequivalence development path and 505(b)(2) regulatory review process discussed
- Next trial will compare oral calcitonin with nasal spray (to demonstrate bioequivalence)
- Complete dose-ranging study

Bone Medical

Lead Compound

Perthoxal™ *Oral Capsule*
(synthetic parathyroid hormone peptide)

Synthetic peptide of the human hormone



"The bone forming effects of parathyroid hormone have been known for 70 years!"

- Mechanism of Action:
  - A controlling agent for maintaining normal calcium levels in the blood for strong formation of new bone.
- Route of Administration:
  - Injectible
- Use/Indication:
  - Osteoporosis
- Side Effects:
  - Some leg cramps, mild headache

Upcoming Clinical Trials

- Capsitonin – repeat-dose, dose-ranging study in 35 subjects; Q1 2007 – Q-Pharm, Queensland
- Capsitonin – single-dose pharmacokinetic study in 8 subjects; Q2 2007 – Belohorizonte, Brazil
- Perthoxal – single-dose pharmacokinetic study in 8 subjects; Q1 2007 – Belohorizonte, Brazil
- Bone marker and plasma calcium assays to be undertaken locally, sCT and PTH assays to be undertaken by UK specialist

TNF Down-Regulator- BN006

- Potential treatment for rheumatoid arthritis (RA) – over-expression of TNF can destroy cartilage in RA
- Oligopeptide structured using a patented peptide scaffold
- Recent experiments carried out in Germany with BNE collaborator, Synovo, demonstrated ability to inhibit production of TNF in rat model, confirming earlier Australian results
- Further studies planned in collagen-stimulated mouse model, closer to rheumatoid arthritis disease state

Key Management

Board of Directors …. Non-Executive Director **Barry Walker M.D.** …. Non-Executive Director **Troels Jordansen** … Corporate Secretary **Gabriel Chiappini**

Position	Background
Executive Chairman **Paul Hopper**	Capitalization, governance, business development **Innovate Oncology, Vaccinoma, AustCancer**
Chief Scientific Officer **Roger New, Ph.D.**	R&D, formulation, product development **Proxima Concepts, Cortecs, Biocompatibles**
VP Clinical & Regulatory **Tony Lockett, M.D.**	R&D, clinical development, regulatory **Covance, Parke-Davis**
International BD Director **Tim Earle**	Business development and corporate finance **Biorex R&D, VIMRx Pharmaceuticals, PA**
Australian Director **Leon Ivory**	Australian Director **Corporate Finance, Investment Banking**
Chief Financial Officer **Ed Daquino**	Finance, accounting, corporate administration **Retail, manufacturing, construction cos.**

Business Strategy

1. **Outsource clinical development & manufacturing**
   - Minimal infrastructure cost and savings
   - Corporate / management focus
2. **Partner Capsitonin & Perthoxal (out-license and/or co-promotion)**
   - Rapidity to market and market up-take
   - Minimize infrastructure build & capital needs
3. **Selectively develop and out-license compounds in pipeline**
   - Broaden drug pipeline and product offerings
   - Increase revenues and corporate growth

Value Proposition

- ✓ **No molecule risk for sCt & PTH**
- ✓ **Two products in clinical trials:**
  - ✦ **Capsitonin™** - Oral calcitonin for osteoporosis *and* osteoarthritis
  - ✦ **Perthoxal™** - Oral parathyroid hormone for osteoporosis
- ✓ **Rapid regulatory process: potential bioequivalence &/or 505(b)(2) NDA submissions**
- ✓ **Multi-billion dollar market opportunity(s)**
- ✓ **Unique oral formulation technology with no NCE involvement**
- ✓ **Novel therapeutic entity discovery platform with proven potential**
- ✓ **Balanced portfolio between lower-risk drug delivery programs and potential breakthrough future treatments**
- ✓ **Experienced management driving low-cost business model**

Year Ahead – Key Initiatives

- ✓ Complete Qld & Brazil trials for Capsitonin
- ✓ Complete Brazil trial for PTH
- ✓ Develop out-licensing discussions
- ✓ Submit further Govt grant applications
- ✓ Enhance SAB
- ✓ Further development work on TNF down-regulator
- ✓ Build relationships with institutional investment community

Contact

Paul Hopper

Executive Chairman

Tel: +1 858 200-5636 (San Diego, CA)

0406 671-515 (Australia)

receptogen@earthlink.net

ASX/MEDIA RELEASE

21 November 2006

SUBSTANTIAL SHAREHOLDER NOTICE

Bone Medical Limited (ASX: BNE) ("Bone Medical") Please find attached ASIC form 604 – Substantial shareholder notice.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: BONE MEDICAL LIMITED

ACN/ARSN: 009 109 755

1. Details of substantial holder(1)

Name: PROXIMA CONCEPTS LIMITED

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 6/10/2006

The previous notice was given to the company on: 7/12/2005

The previous notice was dated: 7/12/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	43529412	67.71%	43529412	61.29%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6/10/06	PROXIMA CONCEPTS	DILUTION	NIL	NIL	NIL

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
PROXIMA CONCEPTS LTD	PROXIMA CONCEPTS LTD	PROXIMA CONCEPTS LTD	DIRECT	ORD 43529412	43529412

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PROXIMA CONCEPTS	44 ESPLANADE, ST HELIER JERSEY
	CHANNEL ISLANDS

Signature

print name GABRIEL CHIAPANI capacity COMPANY SECRETARY BONE MEDICAL LIMITED

sign here [signature] date 21 / 11 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Bone Medical

ASX/MEDIA RELEASE

16th November 2006

NEW DIRECTOR APPOINTED

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") is pleased to announce the appointment of Mr Troels Jordansen to the board of Bone Medical.

Chairman of Bone Medical, Mr Paul Hopper stated, "Mr Jordansen brings additional global Biotechnology experience to Bone Medical with exposure to both the EU and USA regulatory and distribution pathways and will assist the company in commercialising our lead project - Capsitonin™ oral calcitonin together with our other lead projects."

Mr Troels Jordansen is non-executive director based in Cambridge, UK. In the last 20 years, Mr Jordansen has built up considerable experience in the medical field, worked predominantly in commercial roles ranging from Product Manager for a large multinationals; to Managing Director for a public listed company. Mr Jordansen's employment history was initiated in international corporations such as Leo Pharmaceutical Products, Johnson and Johnson and Genzyme and more recently, has worked for start-up companies, such as IsoTis BV and Clinical Cell Culture Ltd. Troels has been a part of Management Teams raising AUD$200 million and today has a broad network of Venture Capital and corporate finance contacts in Europe and Australia.

Troels holds a Bachelor of Business and Graduate Diploma in International Business Administration from Danish business schools

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

Bone Medical

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

Bone Medical

ASX/MEDIA RELEASE

7th November 2006

AGM Notice of Meeting

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") further to the announcement made by Bone Medical on 25 October 2006, the company would like to note that there was a typographical error on the front cover, the AGM will be held on 23 November 2006.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Bone Medical

ASX/MEDIA RELEASE

31st October 2006

POSITIVE RESULTS IN DEVELOPMENT PROGRAMME FOR RHEUMATOID ARTHRITIS TREATMENT

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") announces further positive results in pre-clinical studies aimed at the development of a treatment for rheumatoid arthritis. The company has previously reported success with a prototype drug based upon lipid-peptide micelles generated using the Mozaic™ combinatorial drug discovery technology, which was recently granted a patent in Europe. The company has now taken this one step further and created an oligopeptide (BN006) with higher activity than the prototype, based upon a peptide scaffold derived through use of the sister technology to Mozaic, known as Lexicon, for which a patent application has just been filed.

In recent experiments carried out in conjunction with Bone Medical's collaborator Synovo GngH, the new compound has demonstrated its ability to inhibit production of TNF (tumour necrosis factor) in rats by at least 75% after stimulation by lipopolysaccharide. Since TNF is one of the key agents responsible for perpetuating the vicious circle which leads to destruction of cartilage in rheumatoid arthritis (RA), the ability to control the level of TNF augers well for BN006 to act as a therapeutic agent in this disease. Parallel experiments in cell culture have demonstrated that BN006 alters TNF secretion only by macrophages, and leaves lymphocytes unaffected, giving rise to the hope that treatment with BN006 will not compromise the working of the immune system in other areas.

Treatment of rheumatoid arthritis has recently been revolutionised by the advent of monoclonal antibodies which can remove TNF from the circulation, and cause dramatic reduction in the symptoms of RA. However, the therapy is expensive, and needs to be administered by injection. Also, the symptoms can return if the treatment is suspended, and patients show increased susceptibility to infection, together with a small increase in incidence of leukaemia, which escapes the immune surveillance mechanisms.

The next stage in Bone Medical's development programme for BN006 is to test it in animal models more akin to rheumatoid arthritis, using a stimulus of collagen type II, one of the major proteins making up the matrix in bone and cartilage. Because the molecule is small, it is anticipated that it will be orally available.

Speaking about the Lexicon technology, Dr Roger New, Bone Medical's Chief Scientific Officer and inventor of Lexicon said, "Normally, peptides with such a small number of amino acids have a disordered configuration which makes it difficult for them to bind strongly to receptors on the surface of cells. The Lexicon scaffold, however, introduces rigidity into the structure so that the peptide can bind to and cross-link two or more cell surface receptors, and thereby bring about profound changes in the behaviour of cells. This is what we are able to do with macrophages, preventing them from secreting TNF. Since TNF causes problems in rheumatoid arthritis and other inflammatory disorders, we expect that treatment with BN006 will have a significant impact in this area."

- ENDS -

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis
- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis
- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BONE MEDICAL LIMITED

ABN	Quarter ended ("current quarter")
70 009 109 755	30th September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (12 months) $A
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(152,120)	(152,120)
	(b) advertising and marketing	-	-
	(c) research and development	(133,092)	(133,092)
	(d) leased assets	-	-
	(e) other working capital	(129,617)	(129,617)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	6,371	6,371
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other – Government Grants	291,236	291,236
	Net operating cash flows	**(117,221)**	**(117,221)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (12 months) $A
1.8	Net operating cash flows (carried forward)	**(117,221)**	**(117,221)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	© intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	-	-
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,783,107	1,783,107
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:- Government Grants Income	-	-
	Net financing cash flows	**1,783,107**	**1,783,107**
	Net increase (decrease) in cash held	**1,665,886**	**1,665,886**
1.21	Cash at beginning of quarter/year to date	220,558	220,558
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**1,886,444**	**1,886,444**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	137,931
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	118,473	80,513
4.2	Deposits at call	1,767,971	140,045
4.3	Bank overdraft	-	-
4.4	Other – Investment Bill	-	-
	Total: cash at end of quarter (item 1.22)	**1,886,444**	**220,558**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here:

Chief Financial Officer Date: 26 October 2006

Print name: Ed Daquino

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

BONE MEDICAL LIMITED

ABN 70 009 109 755

Notice of Annual General Meeting

Proxy Form

and

Explanatory Memorandum

Date of Meeting: 23 November 2005

Place: 2 Brodie Hall Drive, Seminar Room 4, Technology Park Bentley WA 6102

Time: 3pm

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given of the Annual General Meeting of Bone Medical Limited ("**Company**" or "**Bone**") to be held at Seminar Room 4, 2 Brodie Hall Drive, Technology Park, Bentley, Western Australia, on Thursday, 23 November 2006 at 3pm Western Standard Time, for the purpose of transacting the following business referred to in this Notice of Annual General Meeting.

An Explanatory Memorandum containing information in relation to the following Resolutions accompanies this Notice of Annual General Meeting.

AGENDA

ORDINARY BUSINESS

Annual Accounts

To receive and consider the Financial Report, the Directors Report and the Independent Auditors Report of the Company for the year ended 30 June 2006 in accordance with the Corporations Act 2001.

Resolution 1 – Remuneration Report

To consider, and if thought fit, to pass, with or without amendment, the following non binding resolution as an **ordinary resolution**:

> *"That shareholders adopt the Remuneration Report for the financial year ended 30 June 2006."*

Note: The vote on this resolution is advisory only and does not bind the Directors of the Company.

Resolution 2 – Re-election of Dr Roger New as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Dr Roger New, retires in accordance with Clause 21.3(2) of the Company's Constitution and being eligible, offers himself for re-election, be re-elected as a Director of the Company."*

Resolution 3 – Election of Mr Leon Ivory as a Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"That Mr Leon Ivory, having been appointed since the last annual general meeting of the Company, retires in accordance with clause 21.3(1) of the Constitution and being eligible, offers himself for election, be elected as a Director."*

Resolution 4 – Election of Mr Barry Walker MD as a Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"That Mr Barry Walker MD, having been appointed since the last annual general meeting of the Company, retires in accordance with clause 21.3(1) of the Constitution and being eligible, offers himself for election, be elected as a Director. "*

SPECIAL BUSINESS

Resolution 5 – Ratification of Placement

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, pursuant to and in accordance with Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company approve and ratify the issue of 6,604,101 Shares in the capital of the Company at an issue price of 27 cents each, as described in the Explanatory Memorandum accompanying this Notice of Annual General Meeting".*

The Company will disregard any votes cast on Resolution 5 by any person who participated in the issue and any person associated with those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act.

For the purposes of Resolutions 1 – 5, the following definitions apply:

> *"**ASX**" means Australian Stock Exchange Limited;*
>
> *"**Company**" means Bone Medical Limited ACN 009 109 755;*
>
> *"**Constitution**" means the Company's constitution, as amended from time to time;*
>
> *"**Corporations Act**" means Corporations Act 2001 (Cth);*
>
> *"**Directors**" means the directors of the Company;*

*"**Listing Rules**" means the Listing Rules of the ASX; and*

*"**Shares**" means fully paid ordinary shares in the capital of the Company.*

By Order of the Board of Directors

Gabriel Chiappini
Company Secretary

18 October 2006

PROXIES

- Votes at the general meeting may be given personally or by proxy, attorney or representative.
- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights.
- A proxy may but need not be a shareholder of the Company.
- The instrument appointing the proxy must be in writing, executed by the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or under hand of an officer of his attorney duly authorised.
- The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or facsimile and reach the Registered Office of the Company at least 48 hours prior to the meeting. For the convenience of shareholders a Proxy Form is enclosed.

For the purposes of regulation 7.11.37 of the Corporations Regulations 2001, the Company determines that members holding ordinary shares at 3.00pm WST on 21 November 2006 will be entitled to attend and vote at the Annual General Meeting.

Corporate Representatives

A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with, or presented to the Company before the meeting.

BONE MEDICAL LIMITED

ABN 70 009 109 755

PROXY FORM

The Company Secretary
Bone Medical Limited

Corporate Office Address:	Unit 2, 1 Sarich Way Technology Park BENTLEY WA 6102
Facsimile:	+ 61 8 9355 5210

I/We (name of shareholder) ....
of (address) ....
being a member/members of Bone Medical Limited HEREBY APPOINT
(name) ....
of (address) ....
and/or failing him (name) ....
of (address) ....
or failing that person then the Chairman of the Annual General Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Seminar Room 4, 2 Brodie Hall Drive, Technology Park, Bentley, Western Australia, on 23 November 2006 at 3pm Western Standard Time and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box below:

I/We direct my/our Proxy to vote in the following manner:

	For	Against	Abstain
Resolution 1 – Remuneration Report	☐	☐	☐
Resolution 2 – Re-election of Dr Roger New as a Director	☐	☐	☐
Resolution 3 – Election of Mr Leon Ivory as a Director	☐	☐	☐
Resolution 4 – Election of Mr Barry Walker MD as a Director	☐	☐	☐
Resolution 5 – Ratification of Placement	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain.

The Chairman intends to vote **in favour** of all Resolutions in relation to undirected proxies.

This Proxy is appointed to represent ____% of my voting right, or if 2 proxies are appointed Proxy 1 represents _____% and Proxy 2 represents ____% of my total votes
My total voting right is ________ shares

If the shareholder(s) is an individual:

Name: ____

If the shareholder is a company:

Affix common seal (if required by Constitution)

______________________________ ______________________________

Director/Sole Director and Secretary Director/Secretary

Dated: 2006.

INSTRUCTIONS FOR APPOINTMENT OF PROXY

1. A shareholder entitled to attend and vote is entitled to appoint no more than two proxies to attend and vote at this Annual General Meeting as the shareholder's proxy. A proxy need not be a shareholder of the Company.

2. Where more than one proxy is appointed, each proxy must be appointed to represent a specific proportion of the shareholder's voting rights. If such appointment is not made then each proxy may exercise half of the shareholder's voting rights. Fractions shall be disregarded.

3. The proxy form must be signed personally by the shareholder or his attorney, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed under either the common seal of the corporation or under the hand of an officer of the company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by at least one of the joint shareholders, personally or by a duly authorised attorney.

4. If a proxy is executed by an attorney of a shareholder, then the original of the relevant power of attorney or a certified copy of the relevant power of attorney, if it has not already been noted by the Company, must accompany the proxy form.

5. To be effective, forms to appoint proxies must be received by the Company no later than 48 hours before the time appointed for the holding of this Annual General Meeting (that is, by 3pm WST on 21 November 2006), by person, post or facsimile to the address or facsimile number stipulated in this proxy form.

6. If the proxy form specifies a way in which the proxy is to vote on any of the resolutions stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

   (b) if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands;

   (c) if the proxy is Chairperson, the proxy must vote on a poll and must vote that way; and

   (d) if the proxy is not the Chairperson, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

   If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

7. The Chairman intends to vote in favour of all resolutions in relation to undirected proxies.

BONE MEDICAL LIMITED

ABN 70 009 109 755

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide shareholders with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of the Company.

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

RESOLUTION 1 – REMUNERATION REPORT

Section 298 of the Corporations Act requires that the annual Directors' Report contain a Remuneration Report prepared in accordance with section 300A of the Corporations Act.

By way of summary, the Remuneration Report:

(a) discusses the Company's policy and the process for determining the remuneration of its executive officers; and

(b) sets out remuneration details for each Director of the Company named in the Remuneration Report for the financial year ended 30 June 2006.

Section 250R(2) of the Corporations Act requires companies to put a resolution to their members that the Remuneration Report be adopted. Pursuant to section 250R(3), the vote on this resolution is advisory only and does not bind the Board or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

RESOLUTION 2 – RE-ELECTION OF DR ROGER NEW AS A DIRECTOR

Resolution 2 seeks approval for the re-election of Dr Roger New as a Director with effect from the end of the Meeting.

Clause 21.3 of the Constitution provides that at each annual general meeting one-third of the Directors (or if that is not a whole number, the next lowest number), shall retire from office.

Mr New retires from office in accordance with this requirement and submits himself for re-election.

RESOLUTION 3 – APPOINTMENT OF MR LEON IVORY AS A DIRECTOR

Resolution 3 is an ordinary resolution and provides for confirmation of the appointment of Mr Leon Ivory to the Board pursuant to the Constitution.

Clause 21.6 of the Constitution provides that the Board may at any time appoint any person as a Director (other than an alternate Director) to fill a casual vacancy or as an addition to the Board. Clause 21.3(1) of the Constitution provides that any Director appointed to fill a casual vacancy must automatically retire at the next general meeting and is then eligible for re-election at that general meeting.

Mr Ivory retires from office in accordance with this requirement and submits himself for re-election.

Mr Ivory has been involved in corporate finance, funds management and venture capital for over 35 years. Mr Ivory in 1985 co-founded Western Capital, a venture capital organisation which evolved into one of Australia's first public biotechnology companies. He served as a director of a number of public companies including Auspharm International Limited, Arbuthnot Latham Bank Ltd (London), Foreign Commerce Bank (Zurich), Cortecs Plc and VRI BioMedical Limited. Mr Ivory is currently Chairman of Refresh Group Ltd. He is also a director of Kancer Ltd based in the United Kingdom.

Mr Ivory was appointed to the Board on 16 November 2005.

RESOLUTION 4 – APPOINTMENT OF MR BARRY WALKER M.D. AS A DIRECTOR

Resolution 4 is an ordinary resolution and provides for confirmation of the appointment of Mr Barry Walker M.D. to the Board pursuant to the Constitution.

Clause 21.6 of the Constitution provides that the Board may at any time appoint any person as a Director (other than an alternate Director) to fill a casual vacancy or as an addition to the Board. Clause 21.3(1) of the Constitution provides that any Director appointed to fill a casual vacancy must automatically retire at the next general meeting and is then eligible for re-election at that general meeting.

Mr Walker retires from office in accordance with this requirement and submits himself for re-election.

Mr Barry R. Walker, M.D., F.A.C.P. received his BA from Yale University in 1958. He graduated from the College of Physicians and Surgeons of Columbia University after which he completed a medical internship and residency at Temple University Hospital. An NIH Fellowship in renal-electrolyte diseases was completed at the Hospital of the University of Pennsylvania. He is board certified in internal medicine, a Fellow and member of numerous scientific organizations and a co-founder of the American Society of Hypertension for which he served as Vice President and Chairman of the Board.

Dr. Walker has been an Adjunct Associate Professor of Medicine at the Hospital of the University of Pennsylvania and the Leonard Davis Institute of the Wharton School, University of Pennsylvania. He also co-authored over one hundred peer reviewed publications. While Senior Vice President for Clinical Research and Development at Wyeth-Ayerst Research, he was responsible for establishing and supervising research and development, bio-statistics, data and financial management in the United States, Canada, South America, Japan and Europe.

Other management responsibilities have included strategic planning for all aspects of corporate research and development including mergers and acquisitions. More recently, over the past fifteen years, he has consulted for venture capital and investment firms (e.g., Alex. Brown/Deutsch Bank, Morgan Stanley, Philadelphia Ventures and Liberty Ventures, Philadelphia) on matters of technology assessment and due diligence. He has consulted with major pharmaceutical, biotech and medical device firms in the areas of regulatory, reimbursement issues and new product strategic planning. He is currently the Senior Vice President of Regulatory and Clinical Development for a biotech company, Yaupon Therapeutics, Inc.

Dr Walker was appointed to the Board on the 16 November, 2005.

RESOLUTION 5 – RATIFICATION OF SHARE ISSUE

On 25 September 2006, the Company announced to ASX the placement of 6,604,101 Shares at an issue price of 27 cents per Share to raise approximately $1.8 million from institutional and sophisticated investors for funding to continue its clinical programs.

Listing Rule 7.4

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior shareholder approval, provided the issue did not (at the time) breach the 15% threshold set by Listing Rule 7.1. The effect of such a ratification is to restore a company's maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring shareholder approval.

Information for shareholders

The following information is provided to shareholders for the purposes of Listing Rule 7.5:

1. the number of Shares validly allotted under Listing Rule 7.1 was 6,604,101;

2. the price at which the Shares were allotted was 27 cents each;

3. the Shares allotted were fully paid ordinary shares which rank equally with all other fully paid ordinary shares on issue;

4. the Shares were issued to various institutional and sophisticated investors; and

5. the funds are being used to continue the Company's clinical programs.

GLOSSARY

In this Explanatory Memorandum, the following terms have the following meanings unless the context otherwise requires:

ASX	means Australian Stock Exchange Limited.
Board	means the board of Directors of the Company.
Company or Bone	means Bone Medical Limited (ACN 009 109 755).
Constitution	means the constitution of the Company.
Corporations Act	means the Corporations Act 2001 (Cth).
Director	means a director of the Company.
Listing Rules	means the Listing Rules of the ASX.
Meeting	means the annual general meeting the subject of the Notice.
Notice	means the notice of annual general meeting which accompanies this Explanatory Memorandum.
Resolution	means a resolution proposed pursuant to the Notice.
Share	means a fully paid ordinary share in the capital of the Company.

Bone Medical

ASX/MEDIA RELEASE

9th October 2006

APPENDIX 3B &
ISSUE OF SECONDARY TRADING NOTICE

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") further to the announcement made on 25 October 2006, please find below the company's secondary trading notice in relation to the 6,604,101 placement shares and please find attached Appendix 3B in relation to the placement shares.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. By the Company giving this notice, sale of the Securities noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

a) the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

b) as at 9 October 2006 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

c) as at 9 October 2006 there is no information:

    (i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

    (ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

        1) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

        2) the rights and liabilities attaching to the Securities.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Bone Medical

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Bone Medical Limited

ABN

70 009 109 755

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,604,101
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.27
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Continuation of clinical trials, clinical programme development and working capital

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 October 2006	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	31,465,614 6,064,041	F/P Ordinary shares Options, $0.40, expiring 18 months post allotment
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	715,781	BNEAM Class C Preference shares
		35,846,757	BNEAO Ordinary fully paid ordinary shares restricted to 3/9/06
		3,582,062	Ordinary fully paid ordinary shares restricted to 3/9/06
		7,691,968	BNEAU Class C Preference shares restricted to 3/9/06
		1,000,000	BNEAW Options expiring 1/7/08 restricted to 3/9/06 $0.50
		300,000	Employee options exp 1/12/09 ex 60c
		1,591,455	Class C Preference Shares unrestricted
		500,000	Employee options exp 28/2/09, $0.65
		500,000	Employee options exp 28/2/09 $0.48
		500,000	Tranche 3 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 30 day average of ordinary shares on ASX prior to milestone date.
		500,000	Tranche 2 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 90 day average of ordinary shares on ASX prior to milestone date
		200,000	Director options expiring December 2008, exercise price $0.47
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NA	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in *all* respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 9 October 2006

Print name: Mr Gabriel M. Chiappini

== == == == ==

+ See chapter 19 for defined terms.

Bone Medical

ASX/MEDIA RELEASE

25th September 2006

BONE MEDICAL RAISES $1.8 MILLION THROUGH PRIVATE PLACEMENT

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") announces that it has raised approximately $1.8 million by way of private placement of new ordinary shares at $0.27 per share to institutional and sophisticated investors to continue the clinical programs at BNE.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

1. *RULE 4.3A*

APPENDIX 4E

Preliminary Final Report for year ending 30 June 2006

Name of entity

BONE MEDICAL LIMITED (FORMERLY REVENIR LIMITED)

(1)

ABN	Reporting Period	Previous Corresponding Period
70 009 109 755	Financial year ended 30 June 2006	Financial year ended 30 June 2005

(2) Results for Announcement to the Market

				$A
Revenues from ordinary activities *(item 2.1)*	Down	73%	to	93,355
Profit (loss) from ordinary activities after tax attributable to members (*item 2.2*)	Down	14%	to	(2,798,876)
Net profit (loss) for the period attributable to members *(item 2.3)*	Down	14%	to	(2,798,876)
Final and interim dividends *(item 2.4)*	It is not proposed that either an interim or final dividend be paid .			
Record date for determining entitlements to the dividend *(item 2.5)*	N/A			

Brief explanation of any of the figures reported above *(item 2.6)*:

	Current Period	Previous Corresponding Period
Net tangible assets per ordinary share (*Item 9)*	0.43 cents	3.02 cents

Details of entities over which control has been gained or lost (*item 10*)

On the 2nd September, 2005 Bone Medical Limited acquired the remaining 20% of Bone Limited (80% acquired 23 August 2004)

	Current Period $'s	Previous Corresponding Period $'s
Profit (Loss) from ordinary activities after extraordinary items and income tax of the controlled entity during the current period from the date control was gained	(5,688)	(377,035)

Details of dividends or distribution payments *(item 6)*
- No dividends or distributions are payable.

Details of dividend or distribution reinvestment plans *(item 7)*
There is no dividend reinvestment program in operation for Bone Medical Limited.

Statement of Retained Earnings *(item 8)*	Current Period $'s	Previous Corresponding Period $'s
Retained Profits (Accumulated Losses) at the beginning of the financial period	(3,577,458)	(323,292)
Net Profit (Loss) attributable to members	(2,798,876)	(3,254,166)
Retained Profits (accumulated losses) at end of financial period	(6,376,334)	(3,577,458)

Details of associates and joint venture entities *(item 11)*
- Bone Medical Limited does not have any investments in associate entities or joint venture interests.

Foreign entities to disclose which accounting standards are used in compiling the report *(item 13) N/A*

The accounts are in the process of being audited *(item 15)*

International Accounting Standards

Details of any possible audit dispute or qualification *(item 16)*
-None

Description of any audit dispute or qualification *(item17)*
- N/A

REVIEW OF OPERATIONS

The consolidated loss after income tax for the financial year is $2,798,876 (2005: $3,254,166 loss).

Reduction in operating costs have been a target of the Board, and it is pleasing to report that these goals have been achieved, whilst continuing good progress in developing our key products, Calcitonin and Parathyroid Hormone, and retaining a highly motivated management team.

The year under review has been a period of high activity for the Company and our shareholders. The major changes that have been carried out in the past fiscal year continue to drive our strategy to position the company to be a global player in the billion dollar market for bone and joint diseases, and to achieve drug approvals in a cost effective and time efficient manner.

The main highlights of the year are shown below. These will be covered in more detail in the Company's annual report to shareholders, in addition to a shareholders' presentation at our Annual General Meeting to be held in mid to late November 2006.

1. Purchase of remaining 20% of Bone Ltd for nil consideration. This has provided the Company with a more streamlined corporate structure, and has been well received by Australian and international investors;

2. Completion of a small fundraising in October 2005 of $1,561,000;

3. Encouraging pre IND meeting with the Food and Drug Administration in Washington regarding Bone's plans to commence clinical trials in the US for our lead molecule, Calcitonin;

4. Positive results from our Parathyroid Hormone (PTH) trial allowing the drug to move to the next stage of its development;

5. Appointment of Executive Chairman, Paul Hopper, based in San Diego as part of the Company's plans to tap the US markets for both financial support and scientific and clinical networks;

6. Appointment of two new Non-Executive Directors to its Board, Dr Barry Walker and Mr Leon Ivory. The appointment of Dr Barry Walker M.D, F.A.C.P and Mr Leon Ivory have added a depth of experience in both the medical and financial fields to the Company's leadership team.

7. Completion of BIF Grant which raised $250,000 and successful R&D Rebate application for $291,000 confirming Bone's strategy to continue to seek financial support again in the 2006 year;

8. Formal research collaboration with Synovo of Germany for continued work on Bone's exciting new project involving TNF and arthritis.

9. Bone Medical announced in August 2005 that its Level One American Depository Receipt (ADR) program was effective with receipts tradable in the over-the-counter (OTC) market under the code BMEDY.

With a view to maintaining sufficient capital to continue our programs, Bone expects to complete a capital raising by way of private placement within the next two weeks.

Future funding requirements are under consideration by your Board, and shareholders will be kept fully informed.

We thank you for your support and look forward to an exciting year ahead as we continue to build upon the solid foundations laid down in recent years.

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
Revenue	3	93,355	347,563	-	7,673
Carrying value of non-current assets disposed		-	(2,171)	-	-
Research & Development		(1,871,413)	(2,177,241)	-	(340,643)
Employee Benefits Expense		(497,121)	(449,129)	-	-
Professional Consultants		(212,074)	(348,371)	(4,689)	(51,000)
Impairment of Goodwill		-	-	-	-
Depreciation & Amortisation Expense		(4,934)	(2,113)	(999)	(1,195)
Other Expenses		(597,925)	(716,963)	-	(86,128)
Loss before Income Tax	4	(3,090,112)	(3,348,425)	(5,688)	(471,293)
Income Tax Benefit	5	291,236	-	-	-
Loss from continuing operations		(2,798,876)	(3,348,425)	(5,688)	(471,293)
Loss attributable to minority equity interests		-	94,259	-	94,259
Loss attributable to members of the parent entity	2	(2,798,876)	(3,254,166)	(5,688)	(377,034)
Basic loss per share (cents per share)	8	(4.49)	(6.57)	-	-

The statement of financial performance should be read in conjunction with the accompanying notes

BALANCE SHEET AS AT 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
ASSETS					
CURRENT ASSETS					
Cash & cash equivalents	9	511,794	1,678,590	-	93,213
Receivables	10	13,472	27,940	125,280	37,854
TOTAL CURRENT ASSETS		525,266	1,706,530	125,280	131,067
NON-CURRENT ASSETS					
Financial assets	11	-	-	7,992,158	6,415,507
Property, plant & equipment	13	25,979	12,020	941	1,940
Intangible assets	14	1,956,599	1,956,599	-	-
TOTAL NON-CURRENT ASSETS		1,982,578	1,968,619	7,993,099	6,417,447
TOTAL ASSETS		**2,507,844**	**3,675,149**	**8,118,379**	**6,548,514**
LIABILITIES					
CURRENT LIABILITIES					
Payables	15	283,895	222,147	-	-
TOTAL CURRENT LIABILITIES		283,895	222,147	-	-
NON-CURRENT LIABILITIES					
Payables	16	-	1,098	248,711	249,809
TOTAL NON-CURRENT LIABILITIES		-	1,098	248,711	249,809
TOTAL LIABILITIES		**283,895**	**223,245**	**248,711**	**249,809**
NET ASSETS		**2,223,949**	**3,451,904**	**7,869,668**	**6,298,705**
EQUITY					
Issued capital	17	8,248,501	6,671,850	8,248,501	6,671,850
Accumulated losses		(6,376,334)	(3,577,458)	(706,015)	(700,327)
Reserves	18	351,782	331,130	327,182	300,800
Parent interest		**2,223,949**	**3,425,522**	**7,869,668**	**6,272,323**
Minority equity interest		-	26,382	-	26,382
TOTAL EQUITY		**2,223,949**	**3,451,904**	**7,869,668**	**6,298,705**

The statement of financial position should be read in conjunction with the accompanying notes

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

Economic Entity		Share Capital						
	Note	Ordinary	Convertible Preference	Retained Earnings	General Reserves	Option Reserve	Minority Equity Interests	Total
Balance at 1 July 2004	2	37,815,887	-	(35,571,372)	-	-	-	2,244,515
Reversal of equity due to transition to AASB 3 Business Combination - Reverse takeover	2	(37,815,887)	-	35,571,372	-	-	-	(2,244,515)
Opening equity balance of Reporting Parent prior to acquisition due to transition to AASB 3 Business Combination - Reverse Takeover	2	5,854	800,000	(323,292)	-	-	120,641	603,203
Ordinary shares issued associated to transition to AASB 3 Business Combination	2	3,616,034	-	-	-	-	-	3,616,034
Ordinary shares issued under a prospectus	2	2,520,000	-	-	-	-	-	2,520,000
Transaction costs	2	(270,038)	-	-	-	-	-	(270,038)
Loss attributable to members of parent entity		-	-	(3,254,167)	-	-	-	(3,254,167)
Loss attributable to minority shareholders		-	-	-	-	-	(94,259)	(94,259)
Options issued during the year		-	-	-	-	331,130	-	331,130
Balance at 30th June 2005		**5,871,850**	**800,000**	**(3,577,458)**	**-**	**331,130**	**26,382**	**3,451,904**
Ordinary shares issued under a prospectus		1,576,651	-	-	-	-	-	1,576,651
Options issued during the year		-	--	-	-	24,600	-	24,600
Options cancelled during the year		-	-	-	-	(30,330)	-	(30,330)
Purchase of minority shareholders interest		-	-	-	26,382	-	(26,382)	-
Loss attributable to members of parent entity		-	-	(2,798,876)	-	-	-	(2,798,876)
Balance at 30th June 2006		**7,448,501**	**800,000**	**(6,376,334)**	**26,382**	**325,400**	**-**	**2,223,949**

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

Parent Entity	Note	Share Capital		Retained Earnings	General Reserves	Option Reserve	Minority Equity Interests	Total
		Ordinary	Convertible Preference					
Balance at 23 August 2004								
Opening Equity of Bone Limited	2	5,854	800,000	(323,293)	-	-	201,463	684,024
Ordinary shares issued associated to transition to AASB 3 Business Combination	2	3,616,034	-	-	-	-	-	3,616,034
Ordinary shares issued under a prospectus	2	2,520,000	-	-	-	-	-	2,520,000
Prospectus transaction costs	2	(270,038)	-	-	-	-	-	(270,038)
Loss attributable to members of parent entity		-	-	(377,034)	-	-	-	(377,034)
Loss attributable to minority shareholders		-	-	-	-	-	(175,081)	(175,081)
Options issued during the year		-	-	-	-	300,800	-	300,800
Balance at 30th June 2005		**5,871,850**	**800,000**	**(700,327)**	**-**	**300,800**	**26,382**	**6,298,705**
Ordinary shares issued under a prospectus		1,576,651	-	-	-	-	-	1,576,651
Loss attributable to members of parent entity		-	-	(5,688)	-	-	-	(5,688)
Remaining 20% acquisition of Bone Ltd		-	-	-	26,382	-	(26,382)	-
Balance at 30th June 2006		**7,448,501**	**800,000**	**(706,015)**	**26,382**	**300,800**	**-**	**7,869,668**

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity 2006	Economic Entity 2005	Parent Entity 2006	Parent Entity 2005
CASHFLOWS FROM OPERATING ACTIVITIES					
Receipts from Government Grants		327,579	217,825	-	-
Payments to suppliers & employees		(3,110,593)	(3,194,302)	-	(494,447)
Interest Received		59,417	132,424	-	8,351
Net cash provided by (used in) operating activities	21	(2,723,597)	(2,844,053)	-	(486,096)
CASHFLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of property, plant & equipment		-	-	-	-
Proceeds from sale of investments		-	900,000	-	-
Purchase of property, plant & equipment		(18,893)	(10,998)	-	(3,135)
Payment for subsidiary, net of cash acquired		-	76,944	-	-
Net cash provided by (used in) investing activities		(18,893)	965,946	-	(3,135)
CASHFLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		1,575,694	2,520,000	-	-
Share issue costs		-	(270,038)	-	-
Proceeds from Borrowings		-	-	-	-
Repayment of Borrowings		-	-	(93,213)	(53,826)
Net cash provided by (used in) financing activities		1,575,694	2,249,962	(93,213)	(53,826)
Net increase (decrease) in cash held		(1,166,796)	371,855	(93,213)	(543,057)
Cash at beginning of financial year	2f	1,678,590	1,306,735	93,213	636,270
Cash at end of financial year	9	511,794	1,678,590	-	93,213

The statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 1: Statement of Significant Accounting Policies

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Bone Medical Limited and controlled entities. Bone Medical Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of Bone Medical Limited and controlled entities comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

First-time adoption of Australian Equivalents to International Financial Reporting Standards

Bone Medical Limited and controlled entities have prepared financial statements in accordance with the Australian Equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures excluding cases where optional exemptions available under AASB 1 have been applied. These consolidated accounts are the first financial statements of Bone Medical Limited to be prepared in accordance with Australian equivalents to IFRS.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 2 to this report.

Reporting Basis and Conventions

The financial report has been prepared on an accrual basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 1: Statement of Significant Accounting Policies (Continued)

Basis of Preparation (Continued)

AIFRS affect to Business combination

Pursuant to an acquisition dated August 23, 2004 Bone Medical Ltd (the "legal parent") acquired 80% of the Ordinary Share capital & 100% of the Preference Share capital of Bone Ltd. The purchase consideration was as follows:

- 30 million Bone Medical Ltd ordinary shares for 24 million (80%) ordinary shares in Bone Ltd
- 4 million Bone Medical Ltd ordinary shares for 4 million preference shares in Bone Ltd
- 1 Class A Bone Medical Ltd Preference share to the founding share holder in Bone Ltd
- 10,000,004 Bone Medical Ltd Class B preference shares to the ordinary & preference shareholders in Bone Ltd.

As a result of shares issued as purchase consideration, the former holders of Bone Limited now controlled 75% of Bone Medical Limited. The continuing business is that of Bone Limited as Bone Medical Limited was largely a "shell" listed company. Consequently, as a result of the adoption of International Accounting Standard "AASB 3: Business Combinations", the acquisition of Bone Limited has been accounted for as a Reverse Takeover of Bone Medical Limited by Bone Limited using the purchase method of accounting. Whereby the legal subsidiary; Bone Ltd becomes the reporting parent entity & Bone Medical Limited becomes the reporting subsidiary entity.

Accounting Policies

(a) Principles of Consolidation

A controlled entity is any entity Bone Medical Limited has the power to control the financial & operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 12 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances & transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity & results of the entities that are controlled are shown as a separate item in the consolidated financial report.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 1: Statement of Significant Accounting Policies (Continued)

(b) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(c) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant & equipment

Plant & equipment are measured on the cost basis.

The recoverable amount of plant & equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight line basis over their useful lives top the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed assets	Depreciation Rate
Plant & Equipment	10 - 33%
Furniture & Fittings	10 - 40%

The assets residual values & useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An assets carrying amount is written down immediately to its recoverable amount if the assets carrying amount is greater than its estimated recoverable amount.

Gains & losses on disposals are determined by comparing proceeds with the carrying amount. These gains & losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 1: Statement of Significant Accounting Policies (Continued)

(d) Impairment

At each reporting date, the group reviews the carrying values of its tangible & intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the assets fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

(e) Intangibles

Goodwill

Goodwill & Goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Patent development expenses written off

Patent development and exploitation costs are currently expensed as incurred. It is considered that there is considerable value in the patents but as there is no accurately determined direct relationship with currently forecast future cash flows, it has been resolved that these costs should written off as incurred.

Research and development costs

Research and development costs are recognised as an expense as they are incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

(f) Foreign Currency Transactions and Balances

Transactions in foreign currencies of the entity within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Amounts payable to and receivable by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Exchange gains and losses are brought to account in determining the profit or loss for the year.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 1: Statement of Significant Accounting Policies (Continued)

(g) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The group issues share-based compensation by way of options. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

(h) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(i) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(j) Revenue

Interest revenue is recognised as it accrues using the effective interest method.
All revenue is stated net of the amount of goods and services tax (GST).

(k) Goods and Services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(l) Trade and Other Payables

Liabilities and trade creditors of the entity are carried at cost, which is the fair value of the consideration to be paid in the future for the goods and services received.
For the current period, payables to related parties are carried at the principal amount. Interest when charged by the lender, is recognised as an expense on an accrual basis.

(m) Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 1: Statement of Significant Accounting Policies (Continued)

(n) Comparative Figures

When required by accounting standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(o) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising from the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(p) Earnings Per Share

Basic earnings per share is determined by dividing the operating profit after tax and after preference dividends by the weighted average number of ordinary shares outstanding during the financial year.

The diluted loss per share has not been disclosed as the effect of any conversion of shares is not deemed to be dilutive.

(q) Going Concern

The accounts have been prepared on a going concern basis. As noted within the Directors Report, future capital raisings will be required in order to continue the research and development of the company's products and technology to achieve a position where they can commercialise or market the products and technology.

In common with biotechnology companies, the company's operations are subject to risk & uncertainty due primarily to the nature of research, development and commercialisation to be undertaken.

The ability of the company to continue as a going concern is dependent upon the company raising significant further capital sufficient to meet the company's expenditure commitments.

The company is required to raise significant additional funding in order to continue to research and develop the company's products and technology to achieve a position where they can commercialise or market the products and technology.

The Directors and senior management have prepared a cash flow forecast for the foreseeable future reflecting the above mentioned expectations and their effect upon Bone Medical Limited or controlled entities. The achievement of the forecast is dependant upon the future capital raising the outcome if which is uncertain.

In the event that sufficient capital raising at an amount and timing necessary to meet the future budgeted operational and investing activities of the company is unfavourable the Directors believe that they will be able to contain the operating and investment activities sufficiently to ensure that Bone Medical Limited or controlled entities can meet its debts as and when they become due and payable.

In the unlikely event that the events referred to above results in a negative outcome, then the going concern basis of accounting may not be appropriate with the result that the Group may have to realise its assets and extinguish its liabilities other than in the normal course of business and in amounts different from that stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should Bone Medical Limited or controlled entities not be able to continue as a going concern.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Economic Entity

Reconciliation of Equity at 1 July, 2004

	Note	Previous GAAP at 1 July 2004	Effect of Tansition to AIFRS	AIFRS at 1 July 2004
ASSETS		$	$	$
Current Assets				
Cash & cash Equivalents		1,306,735	-	1,306,735
Receivables		938,608	-	938,608
Total Current Assets		**2,245,343**	**-**	**2,245,343**
Non-Current Assets				
Other Financial Assets		178,616	-	178,616
Property Plant & Equipment		2,171	-	2,171
Intangible Assets - Goodwill		-	-	-
Total Non-Current Assets		**180,787**	**-**	**180,787**
Total Assets		**2,426,130**	**-**	**2,426,130**
LIABILITIES				
Current Liabilities				
Payables		181,615	-	181,615
Total Current Liabilities		**181,615**	**-**	**181,615**
Non-Current Liabilities				
Payables		-	-	-
Total Non-Current Liabilities		**-**	**-**	**-**
Total Liabilities		**181,615**	**-**	**181,615**
NET ASSETS		**2,244,515**	**-**	**2,244,515**
EQUITY				
Parent Entity				
Contributed Equity		37,815,887	-	37,815,887
Accumulated Losses		(35,571,372)	-	(35,571,372)
Reserves		-	-	-
Total Parent Entity Interest		**2,244,515**	**-**	**2,244,515**
Minority Equity Interest		**-**	**-**	**-**
TOTAL EQUITY		**2,244,515**	**-**	**2,244,515**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Economic Entity

Reconciliation of Equity at 30 June, 2005

	Notes	Previous GAAP at 30 June 2005	Effect of Transition to AIFRS	AIFRS at 30 June 2005
ASSETS		$	$	$
Current Assets				
Cash & cash Equivalents		1,678,590	-	1,678,590
Receivables		27,940	-	27,940
Total Current Assets		**1,706,530**	**-**	**1,706,530**
Non-Current Assets				
Other Financial Assets		-	-	-
Property Plant & Equipment		12,020	-	12,020
Intangible Assets - Goodwill	2a	1,961,299	(4,700)	1,956,599
Total Non-Current Assets		**1,973,319**	**(4,700)**	**1,968,619**
Total Assets		**3,679,849**	**(4,700)**	**3,675,149**
LIABILITIES				
Current Liabilities				
Payables		222,147	-	222,147
Total Current Liabilities		**222,147**	**-**	**222,147**
Non-Current Liabilities				
Payables		1,098	-	1,098
Total Non-Current Liabilities		**1,098**	**-**	**1,098**
Total Liabilities		**223,245**	**-**	**223,245**
NET ASSETS		**3,456,604**	**(4,700)**	**3,451,904**
EQUITY				
Parent Entity				
Contributed Equity	2c	68,765,846	(62,093,996)	6,671,850
Accumulated Losses	2d	(65,335,624)	61,758,166	(3,577,458)
Reserves	2e	-	331,130	331,130
Total Parent Entity Interest		**3,430,222**	**(4,700)**	**3,425,522**
Minority Equity Interest		26,382	-	26,382

TOTAL EQUITY	**3,456,604**	**(4,700)**	**3,451,904**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Parent Entity

Reconciliation of Equity at 1 July, 2004

ASSETS	Note	Previous GAAP at 1 July 2004 $	Effect of Transition to AIFRS $	AIFRS at 1 July 2004 $
Current Assets				
Cash & cash Equivalents		1,306,735	-	1,306,735
Receivables		938,608	-	938,608
Total Current Assets		**2,245,343**	**-**	**2,245,343**
Non-Current Assets				
Other Financial Assets		1,605,466	-	1,605,466
Property Plant & Equipment		2,171	-	2,171
Intangible Assets - Goodwill		-	-	-
Total Non-Current Assets		**1,607,637**	**-**	**1,607,637**
Total Assets		**3,852,980**	**-**	**3,852,980**
LIABILITIES				
Current Liabilities				
Payables		181,615	-	181,615
Total Current Liabilities		**181,615**	**-**	**181,615**
Non-Current Liabilities				
Payables		1,733,085	-	1,733,085
Total Non-Current Liabilities		**1,733,085**	**-**	**1,733,085**
Total Liabilities		**1,914,700**	**-**	**1,914,700**
NET ASSETS		**1,938,280**	**-**	**1,938,280**
EQUITY				
Parent Entity				
Contributed Equity		37,815,887	-	37,815,887
Accumulated Losses		(35,877,607)	-	(35,877,607)
Reserves		-	-	-
Total Parent Entity Interest		**1,938,280**	**-**	**1,938,280**
Minority Equity Interest		**-**	**-**	**-**

TOTAL EQUITY	**1,938,280**	**-**	**1,938,280**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Parent Entity

Reconciliation of Equity at 30 June, 2005

ASSETS	Note	Previous GAAP at 30 June 2005 $	Effect of Transition to AIFRS $	AIFRS at 30 June 2005 $
Current Assets				
Cash & cash Equivalents	2f	1,585,377	(1,492,164)	93,213
Receivables	2g	27,940	9,914	37,854
Total Current Assets		**1,613,317**	**(1,482,250)**	**131,067**
Non-Current Assets				
Other Financial Assets	2b	3,502,069	2,913,438	6,415,507
Property Plant & Equipment	2h	10,079	(8,139)	1,940
Intangible Assets - Goodwill	2a	-	-	-
Total Non-Current Assets		**3,512,148**	**2,905,299**	**6,417,447**
Total Assets		**5,125,465**	**1,423,049**	**6,548,514**
LIABILITIES				
Current Liabilities				
Payables	2i	222,147	(222,147)	-
Total Current Liabilities		**222,147**	**(222,147)**	**-**
Non-Current Liabilities				
Payables	2j	1,770,939	(1,521,130)	249,809
Total Non-Current Liabilities		**1,770,939**	**(1,521,130)**	**249,809**
Total Liabilities		**1,993,086**	**(1,743,277)**	**249,809**
NET ASSETS		**3,132,379**	**3,166,326**	**6,298,705**
EQUITY				
Parent Entity				
Contributed Equity	2c	68,765,846	(62,093,996)	6,671,850
Accumulated Losses	2d	(65,633,467)	64,933,140	(700,327)
Reserves	2e	-	300,800	300,800
Total Parent Entity Interest		**3,132,379**	**3,139,944**	**6,272,323**
Minority Equity Interest	2k	**-**	**26,382**	**26,382**

TOTAL EQUITY	**3,132,379**	**3,166,326**	**6,298,705**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Economic Entity

Reconciliation of Profit or Loss for 2005

	Notes	Previous AGAAP 2005 $	Effect of Transition to AIFRS 2005 $	AIFRS 2005 $
Revenue from Ordinary Activities	21	350,249	(2,686)	347,563
Total Revenue		350,249	(2,686)	347,563
Carrying value of non-current assets disposed for scrapping		(2,171)	-	(2,171)
Research & Development	21	(1,836,598)	(340,643)	(2,177,241)
Employee Expenses	21	(426,798)	(22,331)	(449,129)
Professional Consultants	21	(297,371)	(51,000)	(348,371)
Impairment of Goodwill	21	(26,873,489)	26,873,489	-
Depreciation & Amortisation	21	(1,414)	(699)	(2,113)
Other Expenses	21	(678,758)	(38,205)	(716,963)
Loss before Income Tax		(29,766,350)	26,417,925	(3,348,425)
Income Tax Benefit		-	-	-
Loss after Income Tax		(29,766,350)	26,417,925	(3,348,425)
Loss attributable to Minority Equity Interests	21	2,098	92,161	94,259
Loss attributable to members of Economic entity		(29,764,252)	26,510,086	(3,254,166)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Parent Entity

Reconciliation of Profit or Loss for 2005

	Notes	Previous AGAAP 2005 $	Effect of Transition to AIFRS 2005 $	AIFRS 2005 $
Revenue	2m	350,249	(342,576)	7,673
Carrying value of non-current assets disposed for scrapping	2m	(2,171)	2,171	-
Research & Development	2m	(1,836,598)	1,495,955	(340,643)
Employee Expenses	2m	(426,798)	426,798	-
Professional Consultants	2m	(297,371)	246,371	(51,000)
Impairment of Goodwill	2m	(26,873,489)	26,873,489	-
Depreciation & Amortisation	2m	(918)	(277)	(1,195)
Other Expenses	2m	(668,764)	582,636	(86,128)
Loss before Income Tax		(29,755,860)	29,284,567	(471,293)
Income Tax Benefit		-	-	-
Loss after Income Tax		(29,755,860)	29,284,567	(471,293)
Loss attributable to Minority Equity Interests	2m	-	94,259	94,259
Loss attributable to members of Economic entity		(29,755,860)	29,378,826	(377,034)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(a) Intangible Assets - Goodwill

Business Combination (AASB 3)

Under AGAAP,
the 80% acquisition of Bone Ltd in August 2004 through the issue of Bone Medical Limited shares as consideration, resulted in Bone Medical Limited being recognised as both the Legal & Reporting Parent while Bone Limited was recognised as both the Legal & Reporting Subsidiary.

With the adoption of AIFRS & the application of AASB 3 Business Combinations, the acquisition of Bone Limited by Bone Medical Limited is treated as a reverse takeover. This is due to the fact that through the issue of Bone Medical Limited shares to Bone Limited shareholders as consideration, Bone Limited's original shareholders became the majority shareholders of Bone Medical Limited. As

Therefore under AIFRS,
Bone Medical Limited is now the Legal Parent & Reporting Subsidiary of the group while Bone Limited is now the Reporting Parent & Legal Subsidiary of the group.

Economic Entity

The effect is:

(i) At 1 July 2004

No effect.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(a) Intangible Assets - Goodwill

Economic Entity

(ii) At 30 June 2005

For the group there has been a decrease in the goodwill on consolidation of $ 4,700.

Bone Medical Ltd 80% acquisition of Bone Ltd	**AGAAP**
Purchase Consideration	
Issue of 34,000,000 Ordinary shares	20,400,000
Issue of 10,000,004 Class B Preference Shares	100,000
Conversion of 1 Class A Preference Share to 10 m Shares	7,100,000
Transaction Costs	248,711
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Purchase Consideration	**28,948,708**
Net value of Bone Limited Assets & Liabilities Acquired	143,465
Less OEI	(28,480)
Net value of Bone Limited Assets & Liabilities Acquired	**114,985**
Goodwill on Consolidation	**28,833,723**
Less: Provision for write-down to recoverable amount	**(26,872,424)**
Carrying Value of Goodwill	**1,961,299**

Bone Limited acquisition of Bone Medical Limited (Reverse Takeover)	**AIFRS**
Purchase Consideration	
Deemed issued Bone Limited shares to vendors of Bone Medical Limited (6,026,724 ordinary shares at 60 cents each)	3,616,034
Transaction Costs	248,711
Options issued to Bluewater Capital Limited as part of purchase consideration	300,800
Total Purchase Consideration	4,165,545
Net value of Bone Medical Limited Assets & Liabilities Acquired	2,208,946

Goodwill on Consolidation	**1,956,599**
Difference between AGAAP & AIFRS	**(4,700)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(a) Intangible Assets - Goodwill

Parent Entity

The effect is:

(i) At 1 July 2004

No effect.

(ii) At 30 June 2005

No effect.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(b) Other Financial Assets

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Equity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Other Financial Assets	**AGAAP**
Bone Medical Limited – Reporting Parent	
Investment in Owein Pty Ltd	1,426,850
Investment in Bone Limited	27,848,711
Diminution in Investment	(25,773,492)
Intercompany Loan	
Total Other Financial Assets – AGAAP	**3,502,069**
Other Financial Assets	**AIFRS**
Bone Limited – Reporting Parent –	
AASB 3 Business Combination - Reverse Takeover	
Bone Limited deemed issued shares to Bone Medical Limited vendors	3,616,034
(6,026,724 ordinary shares at 60 cents each)	
Transaction Costs	248,711
Options issued to Bluewater Capital Limited	300,800
Capital raised from share issue	2,520,000
Less capital raising costs	(270,038)
Total Other Financial Assets – AIFRS	**6,415,507**
Difference between AGAAP & AIFRS	**2,913,438**

Due to the application of AASB 3 Business Combinations, Bone Limited becomes the new reporting parent entity while Bone Medical Limited becomes the reporting subsidiary entity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(c) Contributed Equity

Under AGAAP,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary.

Under AIFRS,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes to the Contributed Equity. The effect is:

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Ordinary Shares Issued - Bone Medical Limited	67,565,849
Class B Preference Shares issued	100,000
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Contributed Equity – Economic Entity - AGAAP (Bone Medical Limited - reporting parent)	**68,765,846**
Bone Ltd - Legal Subsidiary & Reporting Parent – (Reverse Takeover)	**AIFRS**
Ordinary Shares – Opening Equity	7,317
Preference Shares – Opening Equity	1,000,000
Deemed Ordinary shares issued to Bone Medical Limited Vendors – reverse acquisition	3,616,034
Shares Issued under Prospectus	2,520,000
Less Capital raising costs	(270,038)
Total Equity of Bone Limited	6,873,313
Less OEI	(201,463)
Total Contributed Equity – Economic Entity - AIFRS (Bone Limited - reporting parent)	**6,671,850**
Difference between AGAAP & AIFRS	**(62,093,996**

)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(c) Contributed Equity

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Ordinary Shares Issued - Bone Medical Limited	67,565,849
Class B Preference Shares issued	100,000
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Contributed Equity – Parent Entity - AGAAP (Bone Medical Limited - reporting parent)	**68,765,846**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Ordinary Shares	7,317
Preference Shares	1,000,000
Less minority equity interest (20%)	(201,463)
Ordinary Shares – reverse acquisition	3,616,034
Shares Issued under Prospectus	2,520,000
Less Capital raising costs	(270,038)
Total Contributed Equity – Parent Entity - AIFRS (Bone Limited - reporting parent)	**6,671,850**
Difference between AGAAP & AIFRS	**(62,093,996)**

Due to the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent entity while Bone Medical Limited becomes the reporting subsidiary entity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(d) Accumulated Losses

Under AGAAP,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary.

Under AIFRS,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes to the Accumulated Losses. The effect is:

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Accumulated Losses at beginning of period	(35,571,372)
Net loss for current period	(29,764,252)
Total Accumulated Losses – Economic Entity - AGAAP (Bone Medical Limited - reporting parent)	**(65,335,624)**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Accumulated Losses at beginning of period	(404,115)
Less OEI in Brought forward losses	80,822
Net loss for current period	(3,348,424)
Less OEI in current losses	94,259
Total Accumulated Losses – Economic Entity – AIFRS (Bone Medical Limited - reporting parent)	**(3,577,458)**
Difference between AGAAP & AIFRS	**61,758,166**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(d) Accumulated Losses

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Accumulated Losses at beginning of period	(35,877,607)
Net loss for current period	(29,755,860)
Total Accumulated Losses – Parent Entity - AGAAP (Bone Medical Limited - reporting parent)	**(65,633,467)**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Accumulated Losses at beginning of period	(404,115)
Less minority equity interest	80,822
Net loss for current period	(377,034)
Total Accumulated Losses – Parent Entity – AIFRS (Bone Medical Limited - reporting parent)	**(700,327)**
Difference between AGAAP & AIFRS	**64,933,140**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(e) Reserves

Under AGAAP,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary.

Under AIFRS,
the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in the creation of an Options Reserve for the amount of $300,800. The options issued to Bluewater Capital Limited formed part of the purchase consideration Bone Limited paid for the reverse acquisition of Bone Medical Limited. The effect is:

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

The creation of an Option Reserve valued at $300,800 for the options issued to Bluewater Capital Limited as part consideration for the reverse acquisition of Bone Medical Limited by Bone Limited plus the issue of Employee options valued at $30,330 totalling $331,130.

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

The creation of an Option Reserve valued at $300,800 for the options issued to Bluewater Capital Limited as part consideration for the reverse acquisition of Bone Medical Limited by Bone Limited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(f) Cash & Cash Equivalents

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

AGAAP – Bone Medical Limited is the reporting parent with Cash & Cash Equivalents totalling $ 1,585,377.

AIFRS – with the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent with Cash & Cash Equivalents totalling $ 93,213.

The effect is a decrease of $ 1,492,164.

(g) Receivables

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

AGAAP – Bone Medical Limited is the reporting parent with Receivables totalling $27,940

AIFRS – with the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent with Receivables totalling $ 37,854.

The effect is an increase of $ 9,914.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(h) Property, Plant & Equipment

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

AGAAP – Bone Medical Limited is the reporting parent with Property, Plant & Equipment totalling $ 10,079.

AIFRS – with the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent with Property, Plant & Equipment totalling $ 1,940.

The effect is a decrease of $ 8,139.

(i) Payables - Current

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

AGAAP – Bone Medical Limited is the reporting parent with Payables (Current) totalling $ 222,147

AIFRS – with the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent with Payables (Current) totalling Nil.

The effect is a decrease of $ 222,147.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(j) Payables – Non Current

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

AGAAP – Bone Medical Limited is the reporting parent with Payables (Non Current) totalling $ 1,770,939

AIFRS – with the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent with Payables (Non Current) totalling 249,809.

The effect is a decrease of $ 1,521,130.

(k) Minority equity interest

Economic Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

No effect

Parent Entity

(i) At 1 July 2004

No effect

(ii) At 30 June 2005

AGAAP – Bone Medical Limited is the reporting parent with nil minority equity interest.

AIFRS – with the application of AASB 3 Business Combinations, Bone Limited becomes the reporting parent with 20% minority equity interest to members excluded from the reporting group.

The effect is a increase of $ 26,382

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(I) Profit or Loss statement

As a consequence of the application of AASB 3 - Business Combination under IFRS, Bone Limited is now the reporting parent of the reporting entity & Bone Medical Limited is now the reporting subsidiary.

The reporting period of Bone Ltd under AIFRS is 1st April 2004 to 30th June 2005 as compared to AGAAP which was the 24th August 2004(being acquisition date) to the 30th June 2005. Also as Bone Medical Limited is now the reporting subsidiary under AIFRS its reporting period is now the 24th August 2004 (reverse acquisition date) to the 30th June 2005 as compared to AGAAP which was the 1st July, 2004 to the 30th June 2005. A summary of the effect on the revenue & expenditure statement is as follows:

Economic Entity

(i) At 30 June 2005

Preliminary Annual Report for year ending 30 June 2006

Account Description	Jun 05 Economic Entity Consolidated AGAAP	Less: Bone Medical Ltd 1-7-04 to 23-8-04 AGAAP	Plus: Bone Ltd 1-4-04 to 30-6-04 AIFRS	Plus: Bone Ltd 1-7-04 to 31-06-05 AIFRS	Transitional Effect of AIFRS	Jun 05 Economic Entity Consolidated AIFRS
Revenue	350,249	(10,359)	5,967	1,706	(2,686)	347,563
Carrying value of Non-current assets disposed for scrapping	2,171	-	-	-	-	2,171
Research & Development	1,836,598	-	340,643		340,643	2,177,241
Employee Expenses	426,799	(8,000)	-	-	22,329	449,128
Professional Consultants	297,371	-	51,000	-	51,000	348,371
Impairment of Goodwill	26,873,489	(26,873,489)	-	-	(26,873,489)	-
Depreciation & Amortisation	1,414	-	-	699	699	2,113
Other Expenses	678,758	(37,928)	50,828	25,305	38,205	716,963
Loss before Income Tax	(29,766,351)	26,909,058	(436,504)	(24,298)	26,417,927	(3,348,424)
Income tax benefit	-	-	-	-	-	-
Loss after Income Tax	(29,766,351)	26,909,058	(436,504)	(24,298)	26,417,927	(3,348,424)
Loss attributable to minority Interest	2,098	-	87,301	4,860	92,161	94,259
Loss attributable to members of reporting group	(29,764,253)	-	-	-	-	(3,254,165)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2 – (continued)

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Notes to reconciliations of equity and profit and loss at 1 July 2004 and 30 June 2005

(m) Profit or Loss statement

As a consequence of the application of AASB 3 - Business Combination under IFRS, Bone Limited is now the reporting parent of the reporting entity & Bone Medical Limited is now the reporting subsidiary.

A summary of the effect on the revenue & expenditure statement is as follows:

Parent Entity

(i) At 30 June 2005

Account Description	30-Jun-05 Parent Entity	Less: Bone Medical Ltd 1-7-04 to	Plus: Bone Ltd 1-4-04 to	Transitional Effect	30-Jun-05 Parent Entity

Preliminary Annual Report for year ending 30 June 2006

	AGAAP	30-6-05 AGAAP AASB 3	30-6-05 AIFRS AASB 3	AIFRS	AIFRS
Revenue	350,249	(350,249)	7,673	(342,576)	7,673
Carrying value of Non-current assets disposed for scrapping	(2,171)	2,171	-	2,171	-
Research & Development	(1,836,598)	1,836,598	(340,643)	1,495,955	(340,643)
Employee Expenses	(426,798)	426,798	-	426,798	-
Professional Consultants	(297,371)	297,371	(51,000)	246,371	(51,000)
Impairment of Goodwill	(26,873,489)	26,873,489	-	26,873,489	-
Depreciation & Amortisation	(918)	918	(1,195)	(277)	(1,195)
Other Expenses	(668,764)	668,764	(86,128)	582,636	(86,128)
Loss before Income Tax	(29,755,860)	29,755,860	(471,293)	29,284,567	(471,293)
Income tax benefit	-	-	-	-	-
Loss after Income Tax	(29,755,860)	29,755,860	(471,293)	29,284,567	(471,293)
Loss attributable to minority Interest	-	-	94,259	94,259	94,259
Loss attributable to members of reporting group	(29,755,860)	29,755,860	(377,034)	29,378,826	(377,034)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 3	Economic Entity		Parent Entity	
Revenue	2006	2005	2006	2005
	$	$	$	$
Operating Activities				
interest received - other parties	60,316	129,807	-	7,673
government grants	33,039	216,961	-	-
other revenue	-	795	-	-
Total Revenue	**93,355**	**347,563**	**-**	**7,673**

Note 4
Loss for the Year

Expenses				
Research & development	1,871,413	2,177,241	-	340,643
Corporate & Administration	597,924	719,134	-	86,128
Depreciation & Amortisation	4,934	2,113	999	1,195
Professional Consultants	212,074	348,371	4,689	51,000

Directors & Management	497,122	449,129	-	-
Total Expenses	**3,183,467**	**3,695,987**	**5,688**	**478,966**

Note 5
Income Tax

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Income Tax Expense/Benefit	291,236	-	-	-

The prima facie tax on profit for ordinary activities before income tax is reconciled to the income tax as follows:

Prima Facie tax payable on profit from ordinary activities before income tax at 30% (2005: 30%)	(927,034)	(1,004,527)	(1,706)	(141,388)
Tax effect of:				
Other non-allowable items	29,889	(40,249)	-	-
Loss relating to Bone Ltd	1,706	141,388	1,706	141,388
Share options expensed during year	(1,719)	9,099		
	29,876	110,238	1,706	141,388
Future income tax benefit attributable to entity	(897,158)	(894,289)	(1,706)	(141,388)
Future income tax benefit not brought to account	897,158	894,289	1,706	141,388
Research & Development rebate received in respect of the year ended 30 June 2005	(291,236)	-	-	-
Income tax benefit attributable to entity	(291,236)	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 6
KEY Management Personnel Compensation

a. **Names and positions held of economic & parent entity key management personnel in office at any time during the financial year are:**

Mr. Paul Hopper	Executive Chairman
Dr. Roger New	Non-executive Director
Mr. Leon Ivory	Non-executive Director
Dr. Barry Walker	Non-executive Director
Mr. Richard Basham	Non-executive Director
Mr. Wayne Fritzsche	Non-executive Director
Mr. Chris Bilkey	Non-executive Director
Mr. Michael Redman	Chief Executive Officer
Mr. John Fitzgerald	Chief Operating Officer

b. **Compensation Practices**

The remuneration package is approved by the Board for the Chief Executive Officer and management. The remuneration policy, setting the terms and conditions for the executive directors and other senior

executives, was developed by the remuneration committee and approved by the board after seeking professional advice from independent external consultants.

The total amount paid to non-executive directors is determined by the board from time to time for presentation to and resolution by shareholders in General Meeting. The current maximum aggregate remuneration paid to non-executive directors is $300,000 per year.

c. Key Management Personnel Compensation

2006

Non-Executive Directors of the Company						
Name	**Fees and Salaries $**	**Super-annuation Contribution $**	**Cash Bonus $**	**Options $**	**Non-Cash Benefits $**	**Total $**
Dr. Roger New	27,083	-	-	-	-	27,083
Dr. Barry Walker	25,317	-	-	-	-	25,317
Mr. Richard Basham	18,157	1,634	-	-	-	19,791
Mr. Leon Ivory	12,424	1,290	-	-	-	13,714
Mr. Chris Bilkey	8,601	774	-	-	-	9,375
Mr. Wayne Fritzsche	9,169	-	-	-	-	9,169
Total	**100,751**	**3,698**	**-**	**-**	**-**	**104,449**

Executive Directors & Executive Officers of the Company						
Name	**Fees and Salaries $**	**Super-annuation Contribution $**	**Cash Bonus $**	**Options $**	**Non-Cash Benefits $**	**Total $**
Mr. Michael Redman	205,802	-	-	-	-	205,802
Mr. Paul Hopper	143,637	-	-	* 24,600	-	168,237
Mr. John Fitzgerald	41,667	3,300	-	-	-	44,967
Total	**391,106**	**3,300**	**-**	**24,600**	**-**	**419,006**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 6 (continued)

2005

Non-Executive Directors of the Company						
Name	**Fees and Salaries $**	**Super-annuation Contribution $**	**Cash Bonus $**	**Options $**	**Non-Cash Benefits $**	**Total $**
Mr. Michael Perrott	36,500	-	-	-	-	36,500
Mr. Richard Basham	22,783	2,050	-	-	-	24,833
Mr. Chris Bilkey	21,024	1,892	-	-	-	22,916
Mr. Ross Kestel	21,580	-	-	-	-	21,580
Mr. Glen Travers	11,776	-	-	-	-	11,776
Mr. Wayne Fritzsche	6,250	-	-	-	-	6,250
Mr. Paul Hopper	2,083	-	-	-	-	2,083
Dr. James Phillips	-	-	-	-	-	-

TOTAL	121,996	3,942	-	-	-	125,938

Executive Directors & Executive Officers of the Company						
Name	Fees and Salaries $	Super-annuation Contribution $	Cash Bonus $	Options $	Non-Cash Benefits $	Total $
Mr. Michael Redman	105,900	-	-	-	1,458	107,358
Mr. John Fitzgerald	110,833	9,075	7,500	* 27,800	-	155,208
TOTAL	216,733	9,075	7,500	27,800	1,458	262,566

d. **Compensation Options**

Options Granted As Compensation

				Terms & Conditions for Each Grant			
Key Management Personnel	Vested No.	Granted No.	Grant Date	Value per Option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Mr. Paul Hopper	66,000	200,000	27/12/2005	$0.123	$0.47	27/01/2006	27/12/2008

11,111 options vest every one month for 18 months from grant date. All options were granted for nil consideration.

e. **Shares Issued on Exercise of Compensation Options**

No shares have been issued for exercise of compensation options.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 6 (continued)

f. **Options & Rights Holdings**

Number of Options Held by Key Management Personnel

Key Management Personnel	Balance 1.7.2005	Granted as Compensation	Options Exercised	Net Change Other*
Mr. Michael Redman	2,000,000	-	-	2,000,000
Mr. John Fitzgerald	300,000	-	-	300,000
Mr. Paul Hopper	-	200,000	-	-
Mr. Leon Ivory	454,000	-	-	-
Total	2,754,000	200,000	-	2,300,000

* The Net Change Other reflected above includes those options that have been forfeited by the holders.

Key Management Personnel	Balance 30.6.2006	Total Vested 30.6.2006	Total Exercisable 30.6.06	Total Unexercisable 30.6.06

Mr. Paul Hopper	200,000	66,666	66,666	133,334
Mr. Leon Ivory	454,000	-	-	454,000
Total	**654,000**	**66,666**	**66,666**	**587,334**

g. Shareholdings

Number of Shares held by Key Management Personnel

Key Management Personnel	Balance 1.7.2005	Received as Compensation	Options Exercised	Net Change Other*	Balance 30.6.2006
Richard Basham	48,333	-	-	-	48,333
Chris Bilkey	80,000	-	-	-	80,000
Leon Ivory	510,685	-	-	2,000	512,685

Net Change Other refers to shares purchased or sold during the financial year.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 7 Auditors Remuneration	Economic Entity 2006 $	 2005 $	Parent Entity 2006 $	 2005 $
Remuneration of the auditor of the parent entity for:				
Auditing or reviewing the financial report	25,000	23,270	-	-
Remuneration for other services by the parent entity auditors	38,050	15,980	-	-
Remuneration of other auditors of subsidiaries for:				
Auditing or reviewing the financial report of subsidiaries	9,412	-	-	-
	72,462	39,250	-	-

Note 8 **Economic Entity**

Earnings per Share

	2006 $	2005 $
Reconciliation of earnings to profit or loss		
Loss	(2,798,876)	(3,348,425)
Loss attributable to minority equity interest	-	94,259
Earnings used to calculate basic EPS	(2,798,876)	(3,254,166)
Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	62,346,516	49,551,427

Note 9
Cash and Cash Equivalents

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Cash at bank and in hand	511,794	138,331	-	93,213
Deposits at call	-	1,540,259	-	-
Cash at end of year	511,794	1,678,590	-	93,213

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 10
Trade and Other Receivables

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
CURRENT				
Other Receivables	13,470	27,940	-	-
Amounts receivable from wholly owned subsidiaries	-	-	125,280	37,854
	13,470	27,940	125,280	37,854
NON-CURRENT				
Amounts receivable from wholly owned subsidiaries	-	-	3,826,613	2,249,962

Note 11
Other Financial Assets

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

Shares in Bone Medical Limited	-	-	4,165,545	4,165,545
Inter-company loan of funds raised from equity issues	-	-	3,826,613	2,249,962
	-	-	7,992,158	6,415,507

The recoverability of the amount of investments is based upon Bone Medical Limited and controlled entities being able to continue as a going concern by way of raising further capital in order to meet expenditure commitments to be able to successfully exploit the company's products and technology in excess of the carrying value of the investment.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 12
Controlled Entities

Controlled Entities Consolidated	Country of Incorporation	Percentage Owned 2006	Percentage Owned 2005
Parent Entity:			
Bone Medical Limited (Legal Parent / Reporting Subsidiary)	Australia	-	-
Subsidiaries of Bone Medical Limited:			
Bone Limited (Reporting Parent / Legal Subsidiary)	Jersey, Channel Islands	100%	80%
Owein Pty Ltd	Australia	100%	100%

(a) Controlled Entities Acquired

On 23 August 2004 the legal parent entity acquired 80% of ordinary share capital and 100% of Preference Share Capital of Bone Ltd.

The purchase consideration was the issue to the vendors of Bone Ltd the following:

- 30 million ordinary shares for the 24 million ordinary shares in Bone Ltd
- 4 million ordinary shares for the 4 million preference shares in Bone Ltd
- 1 Class A Preference Share to the ordinary shareholder in Bone Ltd
- 10,000,004 Class B Preference Shares to the ordinary and preference shareholders in Bone Ltd.

Details of the acquisition were as follows:	Consolidated		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Purchase Consideration	28,699,997	-	28,699,997	-
Acquisition Costs	248,711	-	248,711	-
	28,948,708	-	28,948,708	-
Cash Consideration				
Acquisition Costs	70,095	-	70,095	-
Less: Balances acquired cash	(147,039)	-	-	-
Cash Outflow / (Inflow)	(76,944)	-	70,095	-
Assets and liabilities held at acquisition date				
Cash	147,039	-	-	-
Property plant and equipment	2,436	-	-	-
Payables	(6,010)	-	-	-
	143,465	-	-	-
Goodwill on consolidation	28,833,723	-	-	-
Outside equity interest	(28,480)	-	-	-
	28,948,708	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 12 (continued)
Controlled Entities

a) Controlled entities acquired (continued)

On 2 September, 2005, Bone Medical Limited acquired the remaining 6,000,000 ordinary shares (20%) held by Proxima Concepts Limited under a Share Purchase Agreement for no consideration. Bone Limited is now a wholly owned subsidiary of Bone Medical Limited.

Note 13 Property, Plant & Equipment	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Plant & equipment	33,026	14,133	3,135	3,135
Accumulated depreciation	(7,047)	(2,113)	(2,194)	(1,195)

Total plant & equipment	25,979	12,020	941	1,940

Movements in Carrying Amounts

Movement in carrying amounts for plant & equipment between the beginning and the end of the financial year.

	Economic Entity	Parent Entity
Balance at beginning of year	12,020	1,940
Additions	18,893	-
Disposals	-	-
Depreciation Expense	(4,934)	(999)
Carrying amount at the end of year	**25,979**	**941**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 14	**Economic Entity**		**Parent Entity**	
Intangible Assets	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Cost of Goodwill	1,956,599	1,956,599	-	-
Accumulated impaired losses	-	-	-	-
Net carrying Value	1,956,599	1,956,599	-	-

Economic Entity				
Goodwill				
Balance at the beginning of the year	1,956,599	-	-	-
Acquisitions through business combinations	-	1,956,599	-	-
Total Goodwill	1,956,599	1,956,599	-	-

Goodwill has not been allocated to cash-generating units as no cash-generating units exist at the time of preparing this report.

The recoverability of the amount of investment is based upon Bone Medical Limited being able to continue as a going concern, by way of raising further capital in order to meet expenditure commitments to be able to successfully exploit the company's products & technologies in excess of the carrying value of the investment.

Note 15	**Economic Entity**		**Parent Entity**	
Trade and Other Payables	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
CURRENT				
Trade payables	93,992	193,902	-	-
Sundry payables & accrued expenses	70,250	28,245	-	-
Other related parties	90,295	-	-	-
Key management personnel related entities	29,358	-	-	-
	283,895	222,147	-	-

Note 16	**Economic Entity**		**Parent Entity**	
Borrowings	**2006**	**2005**	**2006**	**2005**
$	**$**	**$**	**$**	
Wholly owned subsidiary	-	-	248,711	248,711
Other related parties	-	1,098	-	1,098
	-	1,098	248,711	249,809

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 17	**Economic Entity**		**Parent Entity**	
Issued Capital	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
64,290,332 (2005: 58,226,291) Fully Paid Ordinary shares	8,248,501	6,671,850	8,248,501	6,671,850
Nil (2005: 10,000,004) Class B Preference Shares	-	-	-	-
9,999,204 (2005: 9,999,204) Class C Preference Shares	-	-	-	-
	8,248,501	6,671,850	8,248,501	6,671,850
	No. of Shares	**No. of Shares**	**No. of Shares**	**No. of Shares**
Ordinary Shares				
At the beginning of reporting period	58,226,291	24,106,897	58,226,291	24,106,897

a	Consolidation of Capital 1 for 4	-	(18,080,596)	-	(18,080,596)
b	Shares issued under prospectus	-	4,200,000	-	4,200,000
c	Shares issued to Bone Ltd vendors	-	34,000,000	-	34,000,000
d	Conversion of 1 Class A preference share to ordinary shares	-	10,000,000	-	10,000,000
e	Conversion of 10m Class B preference shares	-	3,999,990	-	3,999,990
h	Shares Issued 26th October, 2005	6,064,041	-	6,064,041	-
	At reporting date	64,290,332	58,226,291	64,290,332	58,226,291
	Preference Shares				
	CLASS A				
	At the beginning of reporting period	-	-	-	-
d	Issue of shares	-	1	-	1
d	Conversion to Ordinary Shares	-	(1)	-	(1)
	At reporting date	-	-	-	-
	CLASS B				
	At the beginning of reporting period	-	-	-	-
e	Issue of shares	-	10,000,004	-	10,000,004
g	Conversion to Ordinary Shares	-	(10,000,004)	-	(10,000,004)
	At reporting date	-	-	-	-
	CLASS C				
	At the beginning of reporting period	9,999,204	-	9,999,204	-
f	Issue of shares	-	9,999,204	-	9,999,204
	At reporting date	9,999,204	9,999,204	9,999,204	9,999,204

Note 17 (continued)
Issued Capital

Ordinary Shares
Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when poll is called, otherwise each shareholder has one vote on a show of hands.

Class C Preference Share
Each Class C Preference Share will convert into 1 ordinary share upon receiving for any project produced as a result of Bone Medical's conduct of any one of the following:

- approval to market from a Member State of the European Union; or
- approval to market from the US Food Drug Authority Administration,

within 7 years of the date of issue of the Class C Preference Share.

The preference shares carry the right to receive a non-cumulative preference dividend at the rate of 4% per annum of the issue price in priority to the issued ordinary shares.

(a) On 23 August 2004, the existing ordinary share capital (24,106,897 ordinary shares) was consolidated on a 1 for 4 basis as approved at the General Meeting which resulted in there being 6,026,301 ordinary shares on issue in total.

(b) Under the Prospectus, on 23 August 2004, 4,200,000 ordinary shares were issued and allotted at $0.60 per share and $2,500,000 was raised.

(c) On 23 August 2004, 4 million ordinary shares were issued to the Bone Limited preference shareholders as consideration for their 4 million Bone Limited preference shares under the Bone acquisition. Additionally, 30 million ordinary shares were issued to the Bone Limited ordinary shareholders as consideration for their 24 million Bone Limited ordinary shares under the Bone acquisition. All were issued at a deemed issue price of $0.60.

(d) On 23 August 2004, 1 Class A Preference Share was issued to the Bone Medical ordinary shareholder. This converted to 10,000,000 ordinary shares on 27 September 2004, upon the positive human clinical trial outcome of the BN002 oral calcitonin. This was issued at the deemed issue price of $0.71 being the market value at the date of issue.

(e) On 23 August 2004, 10,000,004 Class B Preference Shares were issued to the Bone Limited vendors at a deemed issue price of $0.01.

(f) On 23 August 2004, following the Bone acquisition, 9,999,204 Class C Preference Shares were issued as a bonus issue to all shareholders at a nil deemed issue price.

(g) On 2 May 2005, the directors approved the early conversion of all 10,000,004 Class B Preference shares to 3,999,990 Ordinary shares. This was subsequently approved by shareholders on 12 July 2005, at a general meeting.

(h) On 26 October 2005, 6,064,041 ordinary shares were issued & allotted at $ 0.26 per share and $1,576,651 was raised. Each share had one attaching option exercisable at $0.40 expiring on the 26 April 2007.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 18	**Economic Entity**		**Parent Entity**	
Reserves	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
a General Reserve	26,382	-	26,382	-
b Option Reserve	325,400	331,130	300,800	300,800
	351,782	331,130	327,182	300,800

(a) **General Reserve**
The general reserve records the 20% balance acquisition of the minority equity interest held in Bone Limited (Reporting Parent / Legal Subsidiary).

(b) **Option Reserve**

The option reserve records items recognised as expenses on valuation of employee share options.

Note 19
Contingent Liabilities

Licence agreement obligations:-

Under the licence agreement between Bone Limited and Axcess Limited the following terms apply: £1,030,000 is payable to Axcess Limited as a lump sum payment upon any of the following events occurring :-

- The completion of a $15 million fundraising,
- Any licence transaction involving upfront or milestone payments of equal to or more than $10 million.
- The commencement of a pivotal Phase III study (or the study prior to lodgement for regulatory approval from the FDA or EMEA) for any project in Bone Medical Limited, subject to the company having at least $5 million in the bank.

If by the 4th January 2006 the licence payment has not been paid in full, a monthly interest charge is payable on the unpaid balance at a rate equal to the 30 day London Interbank Offering Rate (LIBOR) on the 4th day of each month.

As at the date of this report, no claim for this interest has been received by the company.

Note 20
Segment Information

In 2006, the Company has predominantly undertaken all its business activities in the biopharmaceutical segment in Australia, Europe and the USA.

In 2005, the Company has predominantly undertaken all its business activities in the biopharmaceutical segment in Australia, Europe and the USA.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 21	**Economic Entity**		**Parent Entity**	
Cash Flow Information	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Profit after income tax	(2,798,876)	(3,348,425)	(5,688)	(471,293)
Non-cash flows in profit				
Depreciation	4,934	2,113	999	1,195
Employee Options	(5,730)	30,330	-	-
Loss on scrapping of fixed asset	-	2,171	-	-
P&L expenses as a result of AASB 3 Business Combination	-	424,534	-	-
Changes in assets and liabilities				
(Increase)/decrease in trade & term	14,470	10,668	-	10,000

receivables				
Movement in receivables not attributable to operating activities	(84)	-	-	-
Increase/(decrease) in trade payables & accruals	60,650	34,555	4,689	(25,998)
Movement in Creditors not attributable to operating activities	1,040	-	-	-
Cashflow from operations	(2,723,597)	(2,844,053)	-	(486,096)

Non-Cash Investing Activities

Bone Medical Limited acquired the remaining 20% of ordinary shares of Bone Limited for nil consideration.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 22
Share-based Payments

The following share-based payment arrangements existed at 30 June 2006:

On 2 August 2004, 1,000,000 share options were granted to Bluewater Capital Limited. They exercisable at $0.50 and expire on 1 July 2008. They are held in escrow till the 3rd September 2006.

On 1 December 2004, 300,000 employee share options were granted. They are exercisable at $0.60 and vest every 6 months over a 3 year period. They expire on the 1 December 2009 and granted upon the achievement of performance milestones. At balance date these share options have been forfeited due to employee resignation.

On 27 December 2005, 200,000 employee share options were issued. They are exercisable at $0.47 and expire on 27 December 2008.

All options granted to key management personnel are ordinary shares in Bone Medical Limited, which conger a right of one ordinary share for every option held.

	Economic Entity				Parent Entity			
	2006		2005		2006		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	1,300,000	$ 0.52	0	-	-	-	-	-
Granted (a)	200,000	$ 0.47	1,300,000	$ 0.52	-	-	-	-
Forfeited	(300,000)	$ 0.60	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at end of year	1,200,000	$ 0.50	1,300,000	$ 0.52	-	-	-	-
Exercisable at end of year	200,000	$ 0.47	-	-	-	-	-	-

The options outstanding at 30 June 2006 had a weighted average exercise price of $0.50 and a weighted average remaining contractual life of 2.25 years. Exercise prices range from $0.47 to $0.50 in respect to options outstanding at 30 June 2006.

The weighted average fair value of the options granted during the 2006 year was $0.12

This price was calculated using a Black Scholes option pricing model.

Included under employee benefits expense in the income statement is 2006: ($5,730) & (2005: $30,330),and relates, in full, to equity-settled share-based payment transactions.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 23	Economic Entity		Parent Entity	
Related Party Transactions	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

Key Management Personnel

a	Laboratory research & management services	1,039,584	1,260,267	-	120,000
b	Office management services & IT support	-	43,371	-	-
c	Corporate, financial & administration services	60,000	280,000	-	36,000
d	Corporate management services	54,000	-	-	-

(a) Proxima Laboratory & Research Services Limited: (Glen Travers & Roger New – Directors)
The contract with Proxima Laboratory & Research Services Limited of which Glen Travers and Roger New are both directors is for the supply of research, laboratory & management services. Roger New is a director of both Bone Limited & Bone Medical Limited.

(b) Trokia Management Limited: (Michael Perrott – Director)
Office management services and basic IT Support including administration support, office facilities, accounting and company secretarial services were provided during the year. Without this service, the company would have to employ its own company secretary, financial controller, bookkeepers and receptionist, as well as rent suitable premises, supply a computer network, telephone equipment and office furniture. Michael Perrott was director a of Bone Medical Limited & resigned 27th May 2005.

(c) Bluewater Capital Limited: (Leon Ivory – Director)
These are payments to Bluewater Capital Limited are for financial, administration and corporate services. Leon Ivory is a Director of Bluewater Capital Limited, Bone Medical Limited & Bone Limited.

(d) Ivory and Company Pty Ltd: (Leon Ivory – Director)
These payments are for corporate & administration services. Leon Ivory is a Director of both Bone Medical Limited and Bone Limited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 23 (Continued)
Related Party Transactions

Group

The group consists of Bone Medical Limited, its wholly-owned controlled entity, Owein Pty Ltd and Bone Limited. Ownership interests in these controlled entities are set out in note 11.

Transactions between Bone Medical Limited and other entities in the group during the years ended 30 June 2006 and 2005 consisted of:

(a) loans advanced to Bone Medical Limited
(b) loans repaid by Bone Medical Limited

(c) transactions between Bone Medical Limited & its wholly owned Australian controlled entities under the accounting tax sharing agreement

Controlling entities

The ultimate parent entity in the group is Proxima Concepts Limited (incorporated in Jersey, Channel Islands holding 67.71% of the issued ordinary share capital). The ultimate Australian parent entity in the group is Bone Medical Limited which at 30 June 2006 owned 100% of the issued ordinary shares of Owein Pty Ltd (incorporated in Australia) & 100% of the issued ordinary shares of Bone Limited (incorporated in Jersey, Channel Islands).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 24
Financial Instruments

a) Financial Risk Management

The groups financial instruments consist mainly of deposits with banks, short-term investments, accounts payable, loans to & from subsidiaries, bills & preference shares.

The main purpose of non-derivative financial instruments is to raise finance for group operations.

The group does not speculate in the trading of derivative instruments.

i. Treasury Risk Management

A finance committee meeting of senior executives of the group meet on a regular basis to analyse currency & interest rate exposure & to evaluate treasury management strategies in the context of the most recent economic conditions & forecasts.

ii. Financial Risks

The main risks the Group is exposed to through its financial instruments are foreign currency risk, liquidity risk and credit risk.

Foreign currency risk

The group is exposed to fluctuations in foreign currencies arising from the purchases of goods & services in currencies other than the group's measurement currency.

Liquidity risk

The group manages liquidity risk by monitoring forecast cash flows & ensuring that adequate utilised borrowing facilities are maintained.

Credit risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet & notes to the financial statements.

The economic entity does not have any does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the economic entity.

b) Financial Instruments

i. Derivative Financial Instruments

The economic entity has no derivative financial instruments at 30 June 2006.

Forward exchange contracts

The economic entity has no forward exchange contracts at 30 June 2006.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 24 (Continued)
Financial Instruments

ii. **Interest Rate Risk**

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

Fixed Interest rate maturing

2006	Weighted Average Effective Interest Rate	Floating Interest Rate	Within Year	1 to 5 Years	Over 5 Years	Non-interest Bearing	Total
Financial Assets							
Cash & cash equivalents	3.42%	511,794	-	-	-	-	511,794
Receivables	-	-	-	-	-	13,471	13,471
Total Financial Assets		511,794	-	-	-	13,471	525,265
Financial Liabilities							
Payables		-	-	-	-	265,240	265,240
Total Financial Liabilities		-	-	-	-	265,240	265,240

2005	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest rate maturing			Non-interest Bearing	Total
			Within Year	1 to 5 Years	Over 5 Years		
Financial Assets							
Cash & cash equivalents	5.12%	1,678,590	-	-	-	-	1,678,590
Receivables		-	-	-	-	27,940	27,940
Total Financial Assets		1,678,590	-	-	-	27,940	1,706,530
Financial Liabilities							
Payables		-	-	-	-	223,245	223,245
Total Financial Liabilities		-	-	-	-	223,245	223,245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 24 (Continued)
Financial Instruments

iii. **Net Fair Values**

The net fair values of:

- Listed investments have been valued at the quoted at the quoted market bid price at balance date, adjusted for transaction costs expected to be incurred. For unlisted investments where there is no organised financial market, the net fair value has been on a reasonable estimation of the underlying net assets or discounted cash flows of the investment.

- Other assets & liabilities approximate their carrying value.

Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date.

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Financial Assets				
Loans & Receivables	13,471	27,940	8,117,438	6,453,361
Financial Liabilities				
Other Liabilities	265,240	223,245	248,711	249,809

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 25:
Change in Accounting Policy

(a) The group has adopted the following Accounting Standards for application on or after 1 January 2005:

- AASB 132: Financial Instruments: Disclosure and Presentation; and
- AASB 139: Financial Instruments: Recognition and Measurement.

The changes resulting from the adoption of AASB 132 relate primarily to increased disclosures required under the Standard and do not affect the value of amounts reported in the financial statements.

The adoption of AASB 139 has not resulted in material differences in the recognition and measurement of the group's financial instruments. The group has elected not to adjust comparative information resulting from the introduction of AASB 139 as permitted under the transitional provisions of this Standard. As such, previous Australian Accounting Standards have been applied to comparative information.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 25 (continued)
Change in Accounting Policy

(b) The following Australian Accounting Standards have been issued or amended and are applicable to the parent and economic entity but are not yet effective. They have not been adopted in preparation of the financial statements at reporting date.

AASB Amendment	AASB Standard Affected	Nature of Change in Accounting Policy and Impact	Application Date of the Standard	Application Date for the Group
2004–3	AASB 1: First-time Adoption of AIFRS	No change, no impact	1-Jan-06	1-Jul-06
	AASB 101: Presentation of Financial Statements	No change, no impact	1-Jan-06	1-Jul-06
	AASB 124: Related Party Disclosures	No change, no impact	1-Jan-06	1-Jul-06
2005–1	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-06	1-Jul-06
2005–5	AASB 1: First-time Adoption of AIFRS	No change, no impact	1-Jan-06	1-Jul-06
	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-06	1-Jul-06
2005–6	AASB 3: Business Combinations	No change, no impact	1-Jan-06	1-Jul-06
2005–9	AASB 132: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-06	1-Jul-06
	AASB 139: Financial Instruments: Disclosure and Presentation	Bone Medical Limited is in the process of evaluating the effect of these changes of which the impact is not reasonably estimable at the date of this financial report.	1-Jan-06	1-Jul-06
2005–10	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1-Jan-07	1-Jul-07
	AASB 101: Presentation of Financial Statements	No change, no impact	1-Jan-07	1-Jul-07
	AASB 114: Segment Reporting	No change, no impact	1-Jan-07	1-Jul-07
	AASB 117: Leases	No change, no impact	1-Jan-07	1-Jul-07
	AASB 133: Earnings per share	No change, no impact	1-Jan-07	1-Jul-07
	AASB 132: Financial Instruments: Disclosure and Presentation	No change, no impact	1-Jan-07	1-Jul-07
	AASB 1: First-time Adoption of AIFRS	No change, no impact	1-Jan-07	1-Jul-07
	AASB 4: Insurance Contracts	No change, no impact	1-Jan-07	1-Jul-07
	AASB 1023: General Insurance Contracts	No change, no impact	1-Jan-07	1-Jul-07
	AASB 1038: Life Insurance Contracts	No change, no impact	1-Jan-07	1-Jul-07
2006–1	AASB 121: The Effects of Changes in Foreign Exchange Rates	No change, no impact	1-Jan-06	1-Jul-06
New Standard	AASB 7: Financial Instruments: Disclosure	No change, no impact	1-Jan-07	1-Jul-07
New Standard	AASB 119: Employee Benefits: December 2004	No change, no impact	1-Jan-06	1-Jul-06

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 26
Economic Dependency

Bone Medical Limited has a sub-licence agreement with Bone Limited which in turn has licence agreements for the technologies of Mozaic, Vaxcine, and Axcess from the licensors Mozaic Discovery Limited, Axcess Limited and Vaxcine Limited.

On 23 December 2002, Bone (as Licensee) entered into three exclusive intellectual property licence agreements (Licence Agreements) with Axcess, Mozaic and Vaxcine (each the Licensor).

Each Licence Agreement enables Bone to use the Intellectual Property of the respective Licensor in the field of musculoskeletal therapies (such as, osteoporosis, arthritis, cartilage replacement, collagen tolerance or bone disease) to develop a product for commercialisation. The use of the licence to develop and commercialise products is limited to the jurisdictions where the Patents subsist.

The Licence Agreements are principally the same. A summary of the key terms of these agreements follows:

Generic Terms

(a) Each Licence Agreement operates from 30 November 2002 until the last of the Patents expires or until the Licence Agreement is terminated in accordance with its provisions.

(b) Bone must pay a 3% royalty of revenue from sales of Products to the Licensor (Royalty).

(c) Bone must bear all costs of patent applications and independent patent advice and protection.

(d) The Licensor must not develop, manufacture, use or sell products which could not be developed, made or sold without infringing the relevant Patents.

(e) The Licensor is entitled to a non-exclusive worldwide royalty free licence for any improvements made to the Intellectual Property by the Licensee for the term of the Licence Agreement.

(f) Bone Limited is entitled to a non-exclusive licence for any improvements made to the Intellectual Property by the Licensor in the territory of the Licence.

(g) The Licensor has a royalty free non-exclusive licence to use all know how disclosed to Bone Limited by the Licensor pursuant to the Licence Agreement.

(h) Bone Limited must use its best endeavours to commercialise the Products. Bone Limited is not required to pursue commercial opportunities which it does not consider commercially viable. If Bone Limited does not pursue such opportunities then the Licensor has full right to pursue that commercial venture.

(i) Bone Limited is entitled to grant sub-licences with the prior written consent of the Licensor (such consent not to be unreasonably withheld), provided that Bone Limited indemnifies the Licensor in respect of the performance of the Licence Agreement by any sub-licensee.

(j) The Licensor has not provided a warranty that the Patents are valid. It has provided a warranty that use of the Intellectual Property pursuant to the Licence Agreement will not infringe third party rights provided that Bone Limited makes reasonable inquiries as to the existence of other third party rights.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 26 (continued)

(k) Each Licensor has the right to terminate its Licence Agreement if any outstanding Royalty is not paid within 14 days of a written notice to Bone Limited requesting payment or if Bone Limited fails to remedy a breach of the Licence Agreement with 30 days of written notice requesting remedy of the breach.

Note 27
Company Details

The registered office of Bone Medical Limited is:

Bone Medical Limited
Unit 2,
1 Sarich Way
Bentley Western Australia 6102

The principal places of business are:

Bone Medical Limited
Unit 2,
1 Sarich Way
Bentley Western Australia 6102

Bone Medical

ASX/MEDIA RELEASE

31st July 2006

Appendix 4C

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") please find attached the 30 June 2006 quarterly cash flow. The company will be proceeding with a $2,000,000 equity placement during the September 2006 quarter, and at present has conditional undertakings for up to $1,500,000 of the planned equity raising. The equity raising may be subject to shareholder approval, and the company will inform the market of these details at a time nearing the placement. In accordance with the company's strategy to efficiently use its cash reserves, the company reduced its cash outflows when compared to the March 2006 quarter. As part of this strategy and in accordance with the contract, the company deferred payments to Proxima Laboratory and Research Services Limited whilst still ensuring its Research, Development and Clinical Affairs programmes were maintained.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA) or +61 406 671 515 (Aust)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BONE MEDICAL LIMITED

ABN	Quarter ended ("current quarter")
70 009 109 755	30th June 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (12 months) $A
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(161,504)	(739,791)
		(b) advertising and marketing	-	-
		(c) research and development	(465,360)	(1,799,712)
		(d) leased assets	-	-
		(e) other working capital	(68,816)	(571,091)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		4,858	59,417
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – Government Grants		304,986	327,579
	Net operating cash flows		**(385,836)**	**(2,723,598)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (12 months) $A
1.8	Net operating cash flows (carried forward)	**(385,836)**	**(2,723,598)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	(5,738)	(18,893)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	© intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(5,738)**	**(18,894)**
1.14	**Total operating and investing cash flows**	**(5,738)**	**(18,894)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,575,694
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:- Government Grants Income	-	-
	Net financing cash flows	-	**1,575,694**
	Net increase (decrease) in cash held	**(391,574)**	**(1,166,797)**
1.21	Cash at beginning of quarter/year to date	903,368	1,678,591
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**511,794**	**511,794**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	272,398
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	438,555	178,957
4.2	Deposits at call	73,239	100,186
4.3	Bank overdraft	-	-
4.4	Other – Investment Bill	-	624,225
	Total: cash at end of quarter (item 1.22)	**511,794**	**903,368**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here:

Chief Financial Officer Date: 31st July 2006

Print name: Ed Daquino

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Bone Medical

SEC RECEIVED PROCESSING FEB 2007 WASH. D.C. 186 SECTION

ASX/MEDIA RELEASE

5th May 2006

BONE MEDICAL APPOINTS SORG & EXALEN TO ASSIST IN EUROPEAN & US FUNDRAISING

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") announces the appointment of Sorg Consulting based in Basel, Switzerland & Exalen LLC based in San Diego, USA as advisors for fundraising and partnering opportunities in Europe & the USA.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity
BONE MEDICAL LIMITED

ABN	Quarter ended ("current quarter")
70 009 109 755	31st March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (9 months) $A
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(194,467)	(578,287)
		(b) advertising and marketing	-	(289)
		(c) research and development	(442,539)	(1,334,352)
		(d) leased assets	-	-
		(e) other working capital	(137,935)	(501,986)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15,331	54,559
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – Government Grants		10,684	22,593
	Net operating cash flows		**(748,926)**	**(2,337,762)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (6 months) $A
1.8	Net operating cash flows (carried forward)	**(748,926)**	**(2,337,762)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	(13,155)	(13,155)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	© intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(13,155)**	**(13,155)**
1.14	**Total operating and investing cash flows**	**(13,155)**	**(13,155)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,575,694
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:- Government Grants Income	-	-
	Net financing cash flows	-	**1,575,694**
	Net increase (decrease) in cash held	**(762,081)**	**(775,223)**
1.21	Cash at beginning of quarter/year to date	1,665,449	1,678,591
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**903,368**	**903,368**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	439,812
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	178,957	132,211
4.2	Deposits at call	100,186	271,560
4.3	Bank overdraft	-	-
4.4	Other – Investment Bill	624,225	1,261,678
	Total: cash at end of quarter (item 1.22)	**903,368**	**1,665,449**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here:

Company secretary

Date: 28th April 2006

Print name: Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Bone Medical | Synovo

Innovation in Inflammation

ASX/MEDIA RELEASE

19th April 2006

BONE MEDICAL AND SYNOVO COLLABORATE

Perth, Australia | Tübingen, Germany

Bone Medical Limited (ASX: BNE, ADR:BMEDY.PK) and Synovo GmbH announced today their intention to collaborate in pre-clinical investigations of potential candidate drugs in the Bone Medical pipeline. The collaboration will focus on comparison of efficacy and formulation efficiency of various preparations based on Bone Medical's Proprietary AxessTM and MozaicTM technologies.

AxessTM technology allows peptide based drugs to be taken orally instead of via injection or nasal spray. Bone Medical is developing new forms of calcitonin and parathyroid hormone using this approach. The lead indication in both cases is osteoporosis.

MozaicTM Technology is a drug discovery platform that allows the efficient selection of peptide ligands for novel drug targets. Mozaic has already received patent protection in Australia and Singapore and is pending elsewhere. The collaboration forms part of Bone Medical's strategy to work with specialised partners in each phase of its drug development cascade. Synovo is active in the fields of musculo-skeletal and inflammatory diseases including rheumatoid arthritis and osteoporosis. As part of the collaboration, Synovo will provide access to a range of model systems and imaging modalities related to these disease areas.

"The Bone Medical candidates represent an innovative approach to therapy in osteoporosis and rheumatoid arthritis and we are pleased to have the chance to support their development" said Dr. Michael Burnet, Managing Director of Synovo GmbH. He added "working with these compounds also complements our interest in regenerative medicine which is a major focus of firms in South West Germany and specifically the Stuttgart area".

Dr. Roger New, the Chief Scientific Officer of Bone Medical Ltd. said "Synovo has proved to be a flexible and helpful partner with excellent facilities and highly trained staff". "Working with Synovo provides not only additional expertise but also a useful entrée into the German pharmaceutical sector where substantial resources are available for new drug development". Paul Hopper, Chairman of Bone Medical said "This collaboration derives from our successful relationship with JP BioConsulting in Karlsruhe and is representative of our continued success working with partners in Germany and Europe generally".

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

About Synovo GmbH

Synovo GmbH is a privately held drug discovery services company with facilities in Tübingen, South of Stuttgart in Germany. Synovo's focus is the support of early phase drug discovery in the fields musculo-skeletal, CNS and Gastro-intestinal disorders. Synovo supplies both synthetic chemistry and screening support to its clients. In addition, Synovo has an internal research program focussing on anti-inflammatory drugs and inflammatory bowel disease in particular. Synovo was founded in 2004 and currently has approximately 32 full and part-time employees.

Contact and further information:

Bone Medical Ltd. Paul Hopper Executive Chairman Suite 2, 1 Sarich Way, Technology Park, Bentley 6102 Australia Mobile +1 858 200 5636 (USA) Australian Office +61 8 9355 5123 Or visit: www.bonemedical.com	Synovo GmbH Ms. Gabriele Sauter Paul Ehrlich Str. 15 72076 Tübingen Germany +49 7071 964325 +49 7071 964326 gabriele.sauter@synovo.com Or visit : www.synovo.com

Bone Medical

ASX/MEDIA RELEASE

11th April 2006

BOARD COMPOSITION

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") today announced the resignation of Mr Richard Basham from the Board.

The board expresses its sincere appreciation to Mr Basham for his commitment to the company and the expertise and strategic guidance that he has brought to the company during his time as a board member. Mr Basham has been a director of Bone Medical since May 2004.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Bone Medical Limited**
ABN	**70 009 109 755**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard Basham
Date of last notice	
Date that director ceased to be director	7 April 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary Fully paid shares 48,333 Class C Preference Shares 5,189

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
NA	NA

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

END